management
proxy
circular



TALISMAN
E N E R G Y

NOTICE OF 2009 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 29, 2009

notice of annual and special meeting of shareholders

March 4, 2009

NOTICE IS HEREBY GIVEN that an annual and special meeting of the common shareholders (the "Meeting") of TALISMAN ENERGY INC. (the "Company") will be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, April 29, 2009 at 10:30 a.m. (Mountain Daylight Time) for the following purposes:

1. to receive the annual report and the consolidated financial statements of the Company for the year ended December 31, 2008 together with the report of the auditor thereon;

2. to elect the directors for the ensuing year;

3. to appoint the auditor for the ensuing year;

4. to consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution confirming amendments to the Company's By-Law No. 1, as described in the Company's Management Proxy Circular accompanying this Notice of Meeting; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The procedures by which shareholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether a shareholder is a registered shareholder (that is, a shareholder who holds common shares directly in his, her or its own name and is entered on the register of common shareholders), or a non-registered shareholder (that is, a shareholder who holds common shares through an intermediary such as a bank, trust company, securities dealer or broker).

Registered holders of common shares unable to attend the Meeting in person are requested to complete the enclosed Form of Proxy and return it in the envelope provided to the Company's transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 no later than 10:30 a.m. (Mountain Daylight Time) on April 28, 2009, or one business day preceding any adjournment of the Meeting. Alternatively, telephone and Internet voting options are available. Please see the Form of Proxy for more details. Non-registered shareholders are advised to refer to the Company's Management Proxy Circular and to the Voting Instruction Form for instructions relevant to them.

DATED at Calgary, Alberta, this 4th day of March, 2009.

BY ORDER OF THE BOARD



C. Tamiko Ohta
Corporate Secretary

Full instructions explaining the process for a shareholder to attend the Meeting in person are set out in the Management Proxy Circular accompanying this Notice of Meeting. Shareholders who have questions may call Georgeson Shareholder Communications Canada Inc. toll-free at 1-866-909-6476 for further information.

management proxy circular

table of contents

General Proxy Information _____ 1

Business of the Meeting _____ 5

Executive and Director Compensation Disclosure _____ 14

Information Relating to the Company _____ 47

Schedule A – Statement of Corporate Governance Practices _____ 50

Schedule B – By-Law No. 1 _____ 72

management proxy circular

general proxy information

This management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of the management of TALISMAN ENERGY INC. (the "Company") for use at an annual and special meeting of common shareholders of the Company (the "Meeting") to be held in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta, Canada, on Wednesday, April 29, 2009 at 10:30 a.m. (Mountain Daylight Time) and at any adjournment thereof, for the purposes set forth in the attached notice of Meeting ("Notice of Meeting"). Please read this Circular to obtain information about how you may participate at the Meeting either in person or through the use of proxies.

Distribution of Meeting Materials

This Circular and related Meeting materials are being sent to both registered and non-registered owners of common shares of the Company ("Common Shares"). You may receive multiple packages of Meeting materials if you hold Common Shares through more than one intermediary, or if you are both a registered shareholder and a non-registered shareholder for different shareholdings.

Should you receive multiple packages, you should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each package to ensure that all the Common Shares from the various shareholdings are voted at the Meeting.

Questions and Answers on Voting

Your vote is very important to the Company. We encourage you to exercise your right to vote through one of the various methods outlined below.

The questions and answers below give general guidance for voting your Common Shares. Unless otherwise noted, all answers relate to both registered and non-registered shareholders. If you have any questions, you may call Georgeson Shareholder Communications Canada Inc. ("Georgeson") toll-free at 1-866-909-6476 for further information.

Meeting Procedure

Q: *What am I voting on?*

A: You will be voting on:

- election of directors;
- appointment of the auditor; and
- amendments to the Company's By-Law No. 1.

Q: *Am I entitled to vote?*

A: You are entitled to vote if you were a shareholder as of the close of business on March 2, 2009, which is the record date for the Meeting. Each Common Share is entitled to one vote.

Q: *How do I vote?*

A: How you vote depends on whether you are a registered shareholder or a non-registered shareholder. Please read carefully the voting instructions below that are applicable to you.

Q: *Am I a registered shareholder?*

A: Only a relatively small number of shareholders are registered. You are a registered shareholder if you hold any Common Shares in your own name and you have a share certificate. In that case, you are identified on the share register maintained by the Company's registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), as being a shareholder.

Q: *Am I a non-registered shareholder (also commonly referred to as a beneficial shareholder)?*

A: You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. You do not have a share certificate registered in your name, but your ownership interest in Common Shares is recorded in an electronic system maintained by parties other than the Company. In that case, you are not identified on the share register maintained by Computershare as being a shareholder; rather, the Company's share register shows the shareholder of your shares as being the depositary or intermediary through which you own the shares.

Q: *How do I vote if I am a registered shareholder?*

A: If you are a registered shareholder, you may vote your Common Shares in one of the following ways:

1. *Attend the Meeting*

If you wish to vote in person at the Meeting, do not complete or return the form of proxy included with the materials sent to you. Simply attend the Meeting and you will be entitled to vote during the course of the Meeting. When you arrive at the Meeting, please register with Computershare at the registration table.

2. *By proxy*

You can vote by proxy whether or not you attend the meeting. To vote by proxy, please complete the enclosed form of proxy and return it in accordance with the instructions provided.

You may choose the directors included on the form of proxy to be your proxyholder, or **you may appoint another person or company to be your proxyholder**. The names already inserted on the form of proxy are D.D. Baldwin, Chairman of the Board and a director of the Company, and J.A. Manzoni, President and Chief Executive Officer and a director of the Company. Unless you choose another person or company to be your proxyholder, you are giving these persons the authority to vote your Common Shares at the Meeting or any adjournment of the Meeting.

To appoint another person or company to be your proxyholder, you should insert another person's name or the name of a company in the blank space provided. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares. If you do not insert a name in the blank space, the directors and officers named above are appointed to act as your proxyholder.

You may also use a different form of proxy than the one included with the materials sent to you, if you so desire.

Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 100 University Avenue, Toronto, Ontario M5J 2Y1 no later than 10:30 a.m. (Mountain Daylight Time) on April 28, 2009 or one business day preceding any adjournment of the Meeting.

Registered shareholders may vote by proxy by any of the following means:

- by mail to the address listed above (a prepaid and pre-addressed envelope is enclosed);
- by hand or by courier to the address listed above;
- by telephone at 1-866-732-VOTE (8683); or
- by Internet at www.investorvote.com.

Q: *How will my shares be voted?*

A: On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as he or she sees fit.

Unless contrary instructions are provided, Common Shares represented by proxies received by management will be voted:

- **FOR** the election of all individual directors named in this Circular;

- **FOR** the appointment of the auditor named in this Circular; and

- **FOR** confirmation of the amendments to the Company's By-Law No. 1.

Q: *What if my Common Shares are registered in more than one name or in the name of a company?*

A: If the Common Shares are registered in more than one name, all registered persons must sign the form of proxy. If the Common Shares are registered in a company's name or any name other than your own, you must provide documents showing your authorization to sign the form of proxy for that company or name.

Q: *How do I vote if I am a non-registered shareholder?*

A: If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways:

1.   Through your intermediary

A voting instruction form should be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form, and communicate your voting instructions in accordance with the voting information form.

If you subsequently wish to change your voting instructions or vote in person at the Meeting, contact your intermediary to discuss whether this is possible and what procedure to follow.

2.   Attend the Meeting

If you wish to vote in person at the Meeting, you should take these steps:

- Insert your name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxyholder.

- Do not otherwise complete the form as you will be voting at the Meeting.

- When you arrive at the Meeting, please register with Computershare at the registration table.

Please note that you will not be admitted at the Meeting to vote by presenting a voting instruction form.

3.   Designate another person to be appointed as your proxyholder

You can choose another person (including someone who is not a shareholder of the Company) to vote for you as proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person's name in the space provided on the voting instruction form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. When your proxyholder arrives at the Meeting, he or she should register with Computershare at the registration table.

Q: *Can I revoke my proxy or voting instructions?*

A: If you are a **registered shareholder**, you may revoke your proxy by taking one of the following steps:

- you may submit a new proxy to Computershare before 10:30 a.m. (Mountain Daylight Time) on April 28, 2009 or the business day before any adjournment of the Meeting; or

- you (or your attorney if authorized in writing) may sign a written notice of revocation addressed to the Corporate Secretary and deposited at the registered office of the Company, Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, at which the proxy is to be used; or

- you (or your attorney if authorized in writing) may sign a written notice of revocation and deliver it to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

If you are a **non-registered shareholder**, you should contact your intermediary through which you hold Common Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your intermediary.

Q: *What if there are amendments or if other matters are brought before the Meeting?*

A: Your proxyholder has discretionary authority for amendments that are made to matters identified in the Notice of Meeting and other matters that may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendments or other matters to be presented at the Meeting; however, if any such matter is presented, your Common Shares will be voted in accordance with the best judgment of the proxyholder named in the form. Where you have not specifically appointed a person as proxyholder, a management nominee will be the proxyholder, and your Common Shares will be voted in accordance with the best judgment of the management nominee.

General Information

Q: *How many shares are entitled to vote?*

A: As of March 2, 2009, there were 1,018,838,874 Common Shares outstanding. Each Common Share is entitled to one vote on all matters to be voted upon at the Meeting.

To the knowledge of the directors or executive officers of the Company, there is no single shareholder who beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying 10% or more of the voting rights attached to the Common Shares. Each of The Canadian Depository for Securities Limited and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their respective participants.

Q: *Who counts the votes?*

A: For any matter for which a vote is taken at the Meeting by ballot, the votes, including those cast by way of proxies, will be counted by the scrutineers appointed at the Meeting. It is expected that representatives of Computershare will act as scrutineers at the Meeting.

Q: *Who is soliciting my proxy?*

A: The management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use telephone or electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forwarding proxy material to non-registered shareholders.

The Company has retained Georgeson to assist in the solicitation of proxies for the Meeting, at a cost anticipated to not exceed $30,000 (not including disbursements).

The Company will bear the cost of all proxy solicitations on behalf of management of the Company.

Q: *Who do I contact if I have questions?*

A: If you have any questions, you may call Georgeson toll-free at 1-866-909-6476 for further information.

business of the meeting

Election of Directors

The Board of Directors ("Board") is elected annually and consists of such number as fixed from time to time by resolution of the directors, such number being not less than four and not more than 20. There are currently 10 directors. The number of directors to be elected at the Meeting has been fixed at 11. Each elected director will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

Management of the Company proposes to nominate for election as directors at the Meeting the persons listed in the following table. All proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees will be unable to serve as directors but, should any nominee become unable to do so for any reason prior to the Meeting, the persons named in the enclosed form of proxy or voting instruction form, unless directed to withhold from voting, reserve the right to vote for other nominees at their discretion. Shareholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.

The form of proxy or voting instruction form permits shareholders to vote "for" or to "withhold" their vote for each director nominee. The Board has adopted a policy which requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

Shareholders should note that, as a result of the majority voting policy, a withhold vote is effectively the same as a vote *against* a director nominee in an uncontested election.

The following tables set forth information with respect to each of the nominees for election as a director, including all officer positions currently held with the Company, principal occupation or employment for the past five years or more, educational qualifications, other current public company directorships (including related board committee memberships) and directorships in non-public companies, organizations or other entities that require a significant time commitment on the part of the nominee. All nominees who have previously served as a director of the Company have done so since the year he or she first became a director.

The Board of Directors has the following committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the Management Succession and Compensation Committee, the Reserves Committee and the Health, Safety, Environment and Corporate Responsibility Committee. For a description of the committees of the Board of Directors, see the Statement of Corporate Governance Practices set out in Schedule A to this Circular. Membership on the Board committees is also noted in the table below.



Christiane Bergevin

Age: 46 [1]
Montreal, Québec
Canada
2009 Nominee
Independent [2]

Christiane Bergevin is Senior Vice-President and General Manager, Corporate Projects, with the SNC-Lavalin Group Inc. (engineering and construction group). During the past 18 years, Ms. Bergevin has held several executive and international finance positions with various SNC-Lavalin subsidiaries including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and December 2008. Ms. Bergevin holds a Bachelor of Commerce degree (Honours) from McGill University and graduated from the Wharton School of Business' Advanced Management Program.

Board [3]/Committee Membership	Attendance	Attendance (Total)
N/A		

Current Public Board Membership [6]	Current Board Committee Membership
None.	

Other Board Membership [7]	Other Board Committee Membership
Caisse de dépôt et placement du Québec Business Development Bank of Canada Cordiant Capital Inc.	Audit Pension Funds Advisory (Chair), Credit and Risk Investment, Governance and Nominating Human Resources

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
None					

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
None					



Donald J. Carty, O.C.

Age: 62 [1]
Dallas, Texas
United States
2009 Nominee
Independent [2]

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. (global computer systems and services company) from January 2007 until mid 2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines (airline transportation company). Prior to that Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines (airline transportation company) from March 1985 to March 1987. Mr. Carty holds an undergraduate degree and an Honorary Doctor of Laws from Queen's University and a Master's degree in Business Administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Board [3]/Committee Membership	Attendance	Attendance (Total)
N/A		

Current Public Board Membership [6]	Current Board Committee Membership
Dell, Inc. Barrick Gold Corp. Hawaiian Holdings Inc. Gluskin Sheff & Associates, Inc.	 Audit (Chair), Compensation Audit, Compensation Compensation, Nomination and Governance

Other Board Membership [7]	Other Board Committee Membership
Porter Airlines Inc. (Chairman) Virgin America Airlines (Chairman) Big Brothers/Big Sisters of America Southern Methodist University	Audit (Chair), Compensation

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
None					

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
None					

See footnotes on page 12.



William R.P. Dalton

Age: 65[1]
Scottsdale, Arizona
United States
Director since 2005
Independent[2]

William Dalton was Chief Executive of HSBC Bank plc (a British Clearing Bank) from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998. Mr. Dalton holds a Bachelor of Commerce degree (Honours) and was awarded an Honorary Doctorate (Honorary Doctor of the University) by the University of Central England in Birmingham in 2001. Mr. Dalton is a Fellow of the Chartered Institute of Bankers of the United Kingdom and the Institute of Canadian Bankers.

Board[3]/Committee Membership	Attendance		Attendance (Total)	
Board	8 of 9	89%	19 of 20	95%
Audit	5 of 5	100%		
Pension[4]	2 of 2	100%		
Governance & Nominating (Chair)	4 of 4	100%		

Notes: • Mr. Dalton was unable to attend one Board meeting due to a schedule conflict. The meeting missed was not a regularly scheduled Board meeting.
• Mr. Dalton was appointed to the Governance & Nominating Committee on April 30, 2008. His attendance reflects all meetings held from his date of appointment to December 31, 2008.

Current Public Board Membership[6]	Current Board Committee Membership
TUI Travel plc	Audit, Remuneration
HSBC USA Inc.	Audit
HSBC Bank USA, National Association	

Other Board Membership[7]	Other Board Committee Membership
Associated Electric and Gas Insurance Services (AEGIS)	Audit
AEGIS Managing Agency for Lloyds of London Syndicate 1225	Audit
United States Cold Storage Inc.	
HSBC North America Holdings Inc.	Audit
HSBC National Bank USA	

Securities Held

Year	Common Shares[8]	Deferred Share Units (DSUs)[9]	Total of Common Shares and DSUs	Total Amount at Risk[10]	Minimum Share Ownership Met?[11]
2009	0	12,807	12,807	$139,084	Yes

Options Held[12]

Date Granted	Expiry Date	Number Granted	Exercise Price[13]	Total Unexercised	Value of Unexercised Options[14]
None					

See footnotes on page 12.



Kevin S. Dunne

Age: 60[1]
Tortola, British Virgin Islands
Director since 2003
Independent[2]

Kevin Dunne has held various international senior and executive management positions with BP plc (international integrated oil and gas company), including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991. Mr. Dunne holds a Bachelor's degree in Chemical Engineering and a Master of Science in Management degree. Mr. Dunne is a Fellow of the Institution of Chemical Engineers and a Chartered Engineer.

Board[3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%		
Pension[4]	2 of 2	100%		
Health, Safety, Environment & Corporate Responsibility[5] (Chair)	2 of 2	100%	17 of 17	100%
Reserves	2 of 2	100%		
Governance and Nominating	2 of 2	100%		

Note: • Mr. Dunne ceased to be a member of the Governance and Nominating Committee on April 30, 2008. His attendance reflects all meetings that were held from January 1, 2008 to April 30, 2008.

Current Public Board Membership[6]

None

Other Board Membership[7]

None

Securities Held

Year	Common Shares[8]	Deferred Share Units (DSUs)[9]	Total of Common Shares and DSUs	Total Amount at Risk[10]	Minimum Share Ownership Met?[11]
2009	9,000	21,823	30,823	$334,738	Yes

Options Held[12]

Date Granted	Expiry Date	Number Granted	Exercise Price[13]	Total Unexercised	Value of Unexercised Options[14]
None					



John A. Manzoni

Age: 49[1]
Calgary, Alberta
Director since 2007
Non-Independent[2]

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the past 24 years, Mr. Manzoni has held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc. Mr. Manzoni holds a Master of Science in Management degree from Stanford University and Master of Science (Petroleum Engineering) and Master of Science (Civil Engineering) degrees.

Board[3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%		
Executive	0 of 0	–	11 of 11	100%
Health, Safety, Environment & Corporate Responsibility	2 of 2	100%		

Current Public Board Membership[6]	Current Board Committee Membership
SAB Miller	Remuneration, Corporate Accountability and Risk Assurance

Other Board Membership[7]

None

Securities Held

Year	Common Shares[8]	Restricted Share Units (RSUs)[15]	Total of Common Shares and RSUs	Total Amount at Risk[10]	Minimum Share Ownership Met?[16]
2009	13,627	84,916	98,543	$1,070,177	Yes

Options Held[17]

Date Granted	Expiry Date	Number Granted	Exercise Price[13]	Total Unexercised	Value of Unexercised Options[14]
01-Sep-2007	31-Aug-2017	500,000	$18.23	500,000	0
01-Apr-2008	31-Mar-2018	900,000	$18.02	900,000	0

See footnotes on page 12.



Stella M. Thompson

Age: 64 [1]
Calgary, Alberta
Canada
Director since 1995
Independent [2]

Stella Thompson was the co-founder and principal of Governance West Inc. (corporate governance consulting company) from 1996 to 2008 and was the President of Stellar Energy Ltd. (energy and management consulting company) from 1991 to 1996. Ms. Thompson was Vice-President, Planning, Business Information & Systems of Petro-Canada Products (petroleum refining and marketing company) prior to June 1991. Ms. Thompson holds a Bachelor of Arts degree in Economics and a Master of Arts degree in Economics and has been awarded the ICD.D designation by the Institute of Corporate Directors.

Board [3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%		
Executive	0 of 0	–		
Management Succession and Compensation	4 of 4	100%	17 of 17	100%
Pension [4]	2 of 2	100%		
Health, Safety, Environment & Corporate Responsibility [5]	2 of 2	100%		

Current Public Board Membership [6]	Current Board Committee Membership
Resverlogix Corp.	Audit, Governance and Human Resources (Chair)

Other Board Membership [7]	Other Board Committee Membership
Atomic Energy of Canada Ltd.	Audit, Governance and Human Resources (Chair), Project Risk Review
Alberta's Electricity Balancing Pool	Audit, Governance and Human Resources (Chair)
Calgary Airport Authority	Audit, Governance and Human Resources
Genome Alberta (Vice-Chair)	Governance and Human Resources (Chair)
Provincial Audit Committee	

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
2009	22,500	32,361	54,861	$595,790	Yes

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
07-Mar-2003	06-Mar-2013	45,000	$6.60	45,000	$191,700

See footnotes on page 12.



John D. Watson

Age: 63 [1]
Calgary, Alberta
Canada
Director since 2007
Independent [2]

John Watson was the Executive Vice-President and Chief Financial Officer of EnCana Corporation (oil and gas exploration and production company) from April 2002 until his retirement in February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (oil and gas exploration and production company and predecessor to EnCana Corporation) from June 1987 to March 2002. Mr. Watson holds a Bachelor of Arts degree and a Master of Business Administration degree and has been awarded the ICD.D designation by the Institute of Corporate Directors. Mr. Watson is also a Fellow of the Alberta Institute of Chartered Accountants.

Board [3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%		
Audit	5 of 5	100%		
Pension [4]	2 of 2	100%	20 of 20	100%
Governance & Nominating	4 of 4	100%		

Note: • Mr. Watson was appointed to the Governance & Nominating Committee on April 30, 2008. His attendance reflects all meetings held from his date of appointment to December 31, 2008.

Current Public Board Membership [6]	Current Board Committee Membership
UTS Energy Corporation	Audit and Reserves, Nominating, Governance and Compensation

Other Board Membership [7]
None

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
2009	20,000	11,124	31,124	$338,007	Yes

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
None					



Robert G. Welty

Age: 69 [1]
Calgary, Alberta
Canada
Director since 2003
Independent [2]

Robert Welty served as the Chairman and a director of Sterling Resources Ltd. ("Sterling") (oil and gas exploration and development company) from 1997 to 2007 and as Chief Executive Officer of Sterling from 1998 to 2005. Mr. Welty was the President of Escondido Resources (International) Ltd. (oil and gas exploration company) from 1996 to 1997, President and Chief Executive Officer of Canadian Fracmaster Ltd. (oilfield service company) from 1994 to 1995, President and Chief Executive Officer of Bow Valley Energy Inc. (oil and gas exploration and development company) from 1992 to 1994 and President and Chief Executive Officer of Asamera Inc. (oil and gas exploration and development company) from 1976 to 1988. Mr. Welty holds a Bachelor of Arts degree (Honours) in Economics and is a Chartered Accountant.

Board [3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%		
Audit (Chair)	5 of 5	100%	19 of 19	100%
Governance & Nominating	5 of 5	100%		

Current Public Board Membership [6]
None

Other Board Membership [7]
None

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
2009	22,500	32,772	55,272	$600,254	Yes

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
09-May-2003	08-May-2013	90,000	$6.31	90,000	$409,500

See footnotes on page 12.



Charles R. Williamson

Age: 60[1]
Sonoma, California
United States
Director since 2006
Independent[2]

Charles Williamson was the Executive Vice-President of Chevron Corporation (integrated oil and gas company) from August to December 2005, Chairman and Chief Executive Officer of Unocal Corporation ("Unocal") (oil and gas exploration and development company) from 2001 to 2005 and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001. Dr. Williamson holds a Bachelor of Arts degree in Geology, a Master of Science degree in Geology and a Doctorate in Geology.

Board[3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%	16 of 18	89%
Executive	0 of 0	–		
Management Succession & Compensation	3 of 4	75%		
Governance & Nominating	4 of 5	80%		

Note: • Mr. Williamson was unable to attend one Management Succession & Compensation Committee meeting and one Governance & Nominating Committee meeting due to schedule conflicts.

Current Public Board Membership[6]	Current Board Committee Membership
Weyerhaeuser Company	Executive, Finance, Compensation
PACCAR Inc.	Audit, Compensation

Note: • On January 5, 2009, the board of directors of Weyerhaeuser Company elected Mr. Williamson to become non-executive chairman of the board effective April 15, 2009.

Other Board Membership[7]

None

Securities Held

Year	Common Shares[8]	Deferred Share Units (DSUs)[9]	Total of Common Shares and DSUs	Total Amount at Risk[10]	Minimum Share Ownership Met?[11]
2009	0	29,881	29,881	$324,508	Yes

Options Held[12]

Date Granted	Expiry Date	Number Granted	Exercise Price[13]	Total Unexercised	Value of Unexercised Options[14]
None					



Charles W. Wilson

Age: 69[1]
Evergreen, Colorado
United States
Director since 2002
Independent[2]

Charles Wilson was the President and Chief Executive Officer of Shell Canada (integrated oil and gas company) from 1993 to 1999, Executive Vice President U.S. Downstream Oil and Chemical of Shell Oil Company ("Shell") (integrated oil and gas company) from 1988 to 1993, Vice President U.S. Refining and Marketing of Shell and has held various positions in the domestic and international natural resource operations of Shell prior to 1988. Mr. Wilson holds a Bachelor of Science degree in Civil Engineering and a Master of Science degree in Engineering.

Board[3]/Committee Membership	Attendance		Attendance (Total)	
Board	9 of 9	100%	18 of 18	100%
Audit	5 of 5	100%		
Reserves (Chair)	2 of 2	100%		
Health, Safety, Environment & Corporate Responsibility[5]	2 of 2	100%		

Current Public Board Membership[6]	Current Board Committee Membership
ATCO Ltd. (Lead Director)	Audit, Risk
Akita Drilling Ltd.	Governance & Compensation
Big Rock Brewery Income Trust	Governance
Canadian Utilities Limited	Risk, Governance & Compensation

Other Board Membership[7]

None

Securities Held

Year	Common Shares[8]	Deferred Share Units (DSUs)[9]	Total of Common Shares and DSUs	Total Amount at Risk[10]	Minimum Share Ownership Met?[11]
2009	9,000	45,492	54,492	$591,783	Yes

Options Held[12]

Date Granted	Expiry Date	Number Granted	Exercise Price[13]	Total Unexercised	Value of Unexercised Options[14]
09-May-2003	08-May-2013	90,000	$6.31	90,000	$409,500

See footnotes on page 12.



Charles M. Winograd

Age: 61 [1]
Toronto, Ontario
Canada
2009 Nominee
Independent [2]

Charles Winograd is currently the President of Winograd Capital Inc. (external consulting services and private investments company). From 2001 to 2008, Mr. Winograd was Chief Executive Officer of RBC Capital Markets (investment bank). When RBC Dominion Securities (investment bank) acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields (privately owned investment dealer) until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991. Mr. Winograd holds a Master of Business Administration degree from the University of Western Ontario and is a Chartered Financial Analyst (CFA).

Board [3]/Committee Membership	Attendance		Attendance (Total)	
N/A				

Current Public Board Membership [6]	Current Board Committee Membership
None	

Other Board Membership [7]	Other Board Committee Membership
RBC Dexia Tamir Fishman (Israel) (Chairman) Mount Sinai Hospital Winograd Capital Inc.	Audit (Chair) Business Development (Chair), Research

Securities Held

Year	Common Shares [8]	Deferred Share Units (DSUs) [9]	Total of Common Shares and DSUs	Total Amount at Risk [10]	Minimum Share Ownership Met? [11]
None					

Options Held [12]

Date Granted	Expiry Date	Number Granted	Exercise Price [13]	Total Unexercised	Value of Unexercised Options [14]
None					

1. Ages are calculated as at March 2, 2009.

2. Please see "Independence of Directors" as described on page 52 for details on the independence determinations applicable to each nominee listed.

3. The nine meetings held by the Board of Directors in 2008 included five regularly scheduled meetings and four special meetings.

4. The Pension Committee was disbanded on April 30, 2008.

5. The Health, Safety, Environment and Corporate Responsibility Committee was created on April 30, 2008.

6. Refers only to issuers that are Canadian reporting issuers or the equivalent in a foreign jurisdiction.

7. Refers to directorships of non-public companies, organizations or other entities that require a significant time commitment from the nominee listed.

8. Refers to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as provided by the nominee, as of March 2, 2009.

9. Refers to the number of deferred share units ("DSUs") held by the nominee under the *Deferred Share Unit Plan* as described on page 45, as of March 2, 2009. Directors are required to elect a minimum of 40% of their annual Board retainer toward DSUs.

10. The "Total Amount at Risk" is determined by multiplying the number of Common Shares and/or DSUs/RSUs held by the nominee as of March 2, 2009 by the closing share price of the Company's Common Shares traded on the Toronto Stock Exchange ("TSX") on March 2, 2009.

11. Please see the "Director Share Ownership Policy" as described on page 44 for details on the value of Common Shares and/or DSUs each nominee is required to hold. Year 1 commences May 1, 2009 for Ms. Bergevin, Mr. Carty and Mr. Winograd.

12. Refers to the number of unexercised options held by the nominee under the *Director Stock Option Plan* ("Plan") described on page 45, as of March 2, 2009. No stock options have been granted to non-executive directors since 2003. As a result of the current compensation structure for non-executive directors, the Company does not intend to grant further stock options under this Plan.

13. The "Exercise Price" is the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option was granted.

14. The "Value of Unexercised Options" is determined by multiplying the number of unexercised options held by each nominee as of March 2, 2009 by the difference between the closing price of the Company's Common Shares traded on the TSX on March 2, 2009 and the exercise price of such options.

15. Refers to the number of restricted share units ("RSUs") held by Mr. Manzoni under the *Restricted Share Unit Plan* as described on page 25, as of March 2, 2009. Mr. Manzoni did not receive compensation for his services as a director and is not entitled to receive DSUs under the *Deferred Share Unit Plan.*

16. Please see the "Executive Share Ownership Guidelines" as described on page 26 for details on the value of Common Shares and/or RSUs Mr. Manzoni is required to hold.

17. Refers to the number of unexercised options held by Mr. Manzoni under the *Employee Stock Option Plan* described on page 47, as of March 2, 2009.

In 2003, Stella Thompson was a director of Laidlaw Inc., a public holding company, when it obtained an order in the United States Bankruptcy Court for the Western District of New York confirming its plan of reorganization and an order from the Ontario Superior Court of Justice under the *Companies' Creditors Arrangement Act (Canada)* recognizing and implementing the plan in Canada.

In October 2008, John Watson resigned from his role as a director of Nortel Networks Corporation and Nortel Networks Limited. In January 2009, Nortel Networks Corporation and Nortel Networks Limited obtained an order from the Ontario Superior Court of Justice for creditor protection pursuant to the provisions of the *Companies' Creditors Arrangement Act (Canada)*.

Appointment of Auditor

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditor of the Company, to hold office until the next annual meeting of shareholders. To be effective, the resolution must be passed by a majority of the votes cast thereon by the shareholders at the Meeting. Ernst & Young LLP or its predecessor have been the auditor of the Company or its predecessor since 1982.

Special Business – Amendments to By-Law No. 1

Background

On March 4, 2009, the Board approved two housekeeping amendments to the Company's By-Law No. 1 (the "By-Law"). Pursuant to the *Canada Business Corporations Act,* these amendments will cease to be effective unless they are confirmed by resolution passed by a simple majority of the shareholders at the Meeting.

The first amendment is to Section 2.3 – Execution of Instruments. The amendment aligns the By-Law with changes to the organizational structure of the Company by replacing "Vice-Presidents" as possible signatories to documents requiring execution by the Company with "Executive Vice-Presidents" and "Senior Vice-Presidents". The amendment also changes the Corporate Secretary from an initial signatory to a second signatory to documents requiring execution by the Company.

The second amendment is to Section 3.6 – Quorum. The amendment aligns the By-Law with recent corporate governance best practices and the requirements of various institutional shareholders. The amendment increases the minimum quorum of shareholders at a meeting of shareholders from twenty per cent of the votes entitled to be cast at the meeting to twenty-five per cent of the votes entitled to be cast at the meeting.

The full text of the By-Law, as amended by the foregoing amendments, is set out in Schedule B of this Circular.

Proposed Resolution

At the Meeting, shareholders will be asked to pass the following resolution:

> BE IT RESOLVED that the amendments to By-Law No. 1 described in the Company's Management Proxy Circular dated March 4, 2009 (the "Circular") are hereby confirmed and, accordingly, the by-law set out in Schedule B of the Circular is hereby confirmed as By-Law No. 1 of the Company.

Board and Management Recommendation

The Board of Directors has determined that the amendments are in the best interests of the Company. The Board unanimously recommends that shareholders vote in favour of the resolution.

executive and director compensation disclosure

table of contents

Compensation Discussion & Analysis _____ **15**
Introduction _____ 15
Approach to Executive Compensation _____ 15
    Corporate Strategy _____ 15
    Compensation Philosophy & Plan Design _____ 16
Management Succession & Compensation Committee _____ 17
    Independence & Experience _____ 17
Annual Compensation Review Process _____ 18
    Competitive Market Analysis _____ 18
    Context for Decision-Making _____ 19
Executive Compensation Elements _____ 20
    Base Salary _____ 21
    Short-term Incentives _____ 21
        Variable Pay Plan Overview _____ 21
        Operational & Financial Objectives _____ 22
        2008 Variable Pay Plan Awards _____ 23
    Long-term Incentives _____ 23
        Stock Options (Option-Based Awards) _____ 23
        Restricted Share Units (Share-Based Awards) _____ 25
    Benefits, Perquisites & Other Compensation _____ 25
        Benefits, Savings, & Pension _____ 25
        Perquisites _____ 26
        Performance Bonuses _____ 26
        Termination & Change in Control Benefits _____ 26
Executive Share Ownership Guidelines _____ 26
Performance and Trends in Executive Compensation _____ 27
Executive Compensation _____ **28**
Summary Compensation Table _____ 28
Incentive Plan Awards _____ 29
    Outstanding Share-Based Awards & Option-Based Awards _____ 29
    Incentive Plan Awards – Value Vested or Earned during the Year _____ 30
Executive Officer Compensation Summaries _____ 31
Share Ownership Table _____ 36
Pension Plan Benefits _____ 36
    Defined Contribution Pension Plan _____ 36
        Defined Contribution Plan Table _____ 36
    Defined Benefit Pension Plans _____ 37
        Defined Benefit Plan Table _____ 38
Employment Contracts & Termination Arrangements _____ 39
Director Compensation _____ **43**
Director Fee Schedule for Year ended December 31, 2008 _____ 43
Director Compensation Table _____ 43
Director Share Ownership Policy _____ 44
Deferred Share Unit Plan _____ 45
Director Stock Option Plan _____ 45
Outstanding Share-Based Awards & Option-Based Awards _____ 46

compensation discussion & analysis

Introduction

This Compensation Discussion & Analysis ("CD&A") describes compensation programs and elements applicable to Executive Officers of Talisman Energy Inc. ("Talisman"). For the purposes of this CD&A, "Executive Officers" means the President and Chief Executive Officer, the Executive Vice-President, Finance and Chief Financial Officer, Executive Vice-Presidents, and the Senior Vice-President, Finance. "Executive compensation" means base salary, short-term and long-term incentives, benefits, and other compensation.

This CD&A is organized to describe:

- Talisman's approach to executive compensation;

- The roles and responsibilities of the Management Succession and Compensation Committee of the Board of Directors in determining and approving executive compensation;

- The approach and process for reviewing executive compensation;

- Fixed and variable elements of executive compensation; and

- Executive compensation decisions made during or in relation to 2008, relative to the performance of Talisman and individual Executive Officers.

Approach to Executive Compensation

Talisman's compensation programs are designed to support the Company's overall corporate strategy and business objectives. Executive compensation is designed to appropriately compensate Executive Officers for execution of the strategy and reflect actual results achieved.

Corporate Strategy

In 2008, Talisman completed a strategic review of its worldwide operations. The new corporate strategy involves three primary objectives:

- Profitable long-term growth

- High-impact exploration

- Focusing the portfolio

As part of this new corporate strategy, Talisman is evaluating its compensation programs to ensure they continue to align with business objectives. Programs may be revised or enhanced where necessary to meet the changing business needs, structure, and culture.

In connection with the new corporate strategy, Talisman's leadership team developed the following people management statement of intent:

> ### People Management Statement of Intent
> Talisman's leaders will help our people fulfil their potential by connecting them with purpose,
> ensuring they are engaged and excited, and working where they add the most value.

In support of this, the following guiding principle for total rewards was developed:

> ### Guiding Principle for Total Rewards
> All employees have a clear line of sight as to how their individual contributions can drive organizational
> success, and are accountable and rewarded for their performance accordingly.

Compensation Philosophy & Plan Design

Talisman's compensation philosophy is to reward employees, including Executive Officers, commensurate with personal achievements and the success of Talisman. In keeping with this philosophy, programs are designed to support the vision, values, and overall business strategy of the Company and to promote high performance of its workforce. The main objectives of Talisman's compensation programs are to:

- Attract, retain and motivate high quality employees to drive organizational success;

- Develop a sense of proprietorship in employees, thereby encouraging all employees to act in the best interests of the Company;

- Build in flexibility to accommodate the cyclical nature of the oil and gas business;

- Align programs to business needs, structure, and culture; and

- Focus on performance and contribution through the attainment of goals and objectives.

Talisman's compensation plans are designed to reward employees and Executive Officers at a market competitive level relative to corporate and individual performance achievements. This flexibility supports Talisman's intent to conduct business safely, efficiently, and profitably so that when Talisman performs, employees are rewarded. As such, elements of compensation are tied to both corporate objectives and individual performance. Corporate performance is measured by achievement of financial, operational, and strategic goals. Individual performance is evaluated based on achievement of personal performance goals, leadership (including technical leadership), and demonstration of Talisman's values. Talisman's values emphasize safety, passion, bias for results, respect, excellence, teamwork, and honest communication. Through individual goal setting and performance reviews, employees establish a clear line of sight between individual contributions, organizational success, and the impact on compensation.

Executive Officers have both fixed and variable ("at risk") elements of compensation. Programs are intentionally designed to be more heavily weighted towards variable elements of compensation, reinforcing accountability for corporate performance. This provides Talisman with financial flexibility and individuals with an incentive to outperform expectations. Executive Officers generally receive greater than target compensation in times when Talisman exceeds performance goals. Conversely, by having elements of compensation at risk, total compensation costs are less if Talisman does not achieve its goals.

Talisman's new guiding principle for total rewards is consistent with the overall approach to compensation design and executive compensation philosophy, illustrated below:

Executive Compensation Principles	Significance
1. A significant portion of compensation is to be 'at risk'.	**Supports alignment with business objectives and performance, and manages compensation costs in more challenging times.**
• Executive compensation is more heavily weighted to variable than fixed elements, as Executive Officers have the greatest influence on the success of the Company.	• Actual compensation payout levels are linked to both corporate results and individual performance.
2. Compensation is to be competitive with market and industry practices.	**Supports the attraction and retention of high quality and diverse talent.**
• The market for executive talent is broad; comparisons are made to industry-specific peer organizations including those with similar international challenges.	• Executive compensation elements and target levels reflect market practices for executive talent. • Promotes the retention of critical executive talent.

Management Succession & Compensation Committee

The Management Succession and Compensation Committee of the Board of Directors ("MSCC") oversees Talisman's executive compensation program. The MSCC has, as part of its mandate, responsibility for the design and competitiveness of Talisman's compensation and benefits programs and for the compensation of the Executive Officers of Talisman. The MSCC reviews actual Executive Officer performance achievements against corporate goals and objectives, ensuring executive compensation is consistent with Talisman's executive compensation principles, corporate strategy, shareholder interests, and governance practices. The MSCC also reviews succession plans for key management positions and makes recommendations to the Board as to the election or appointment of Executive Officers of Talisman. Specifically, the MSCC:

- Reviews and recommends to the Board for approval:

  - The compensation and benefit programs, including incentive and equity-based compensation plans of Talisman and its subsidiaries.

- As it relates to the compensation of the Chief Executive Officer, the MSCC:

  - Develops a written position description for Talisman's Chief Executive Officer;

  - Reviews the employment agreement of the Chief Executive Officer;

  - Reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation;

  - Leads the process for evaluating the performance of the Chief Executive Officer;

  - Evaluates the Chief Executive Officer's performance in light of goals and objectives; and

  - Determines and approves the Chief Executive Officer's compensation level based on the evaluation.

- As it relates to the compensation of Executive Officers, the MSCC:

  - Reviews the employment agreements of the Executive Officers;

  - Evaluates each Executive Officer's performance in light of goals and objectives; and

  - Determines and approves compensation for the Executive Officers of Talisman.

In 2008, the MSCC reviewed the Company's compensation and benefits programs, amending plans where necessary to ensure continuing compliance with Section 409A of the US Internal Revenue Code.

Independence & Experience

Talisman's Board of Directors believes that independence in decision-making is an important factor when determining compensation. This is especially true when determining levels of executive compensation. All members of the MSCC are independent, in accordance with applicable securities legislation. The MSCC regularly holds in camera sessions without management present (refer to Schedule A – Section 3 Independence of Directors for more details). Members of the MSCC have relevant education and experience pertaining to their responsibilities for executive compensation (refer to pages 6 to 12 for more details).

Annual Compensation Review Process

Executive Officer compensation is reviewed on an annual basis, involving a detailed review of corporate and individual performance and market compensation data. The MSCC reviews base salaries, variable pay and long-term compensation elements, considering total compensation in its entirety. This "annual compensation review process" is also followed when establishing compensation for newly appointed Executive Officers.

Competitive Market Analysis

The MSCC reviews compensation practices in peer organizations when establishing compensation levels for Executive Officers. Peer companies are selected with:

- A presence in oil and gas exploration and production;

- Canadian operations or headquarters, facilitating compensation design and performance comparisons;

- International operations, recognizing the broader talent market for executive roles and reflecting international challenges and complexities similar to Talisman; and

- Consideration for revenue, assets, market capitalization, and size relative to Talisman.

The following peer companies were used in the competitive market analysis for 2008 compensation of the Executive Officers of Talisman:

Canadian Energy Peers	International Energy Peers
Enbridge Inc.	Anadarko Petroleum Corporation
EnCana Corporation	Apache Corporation
Husky Energy Inc.	Chesapeake Energy Corporation
Imperial Oil Limited	Devon Energy Corporation
Nexen Inc.	El Paso Corporation
Petro-Canada Limited	EOG Resources, Inc.
Suncor Energy Inc.	Hess Corporation
TransCanada Corporation	Marathon Oil Corporation
	Murphy Oil Corporation
	Occidental Petroleum Corporation
	Williams Companies, Inc.
	XTO Energy Inc.

Many of the peer companies listed above have executive positions similar to those within Talisman that reflect the combined domestic and international scope of responsibilities required at the executive level. These organizations also reflect the broader market in which Talisman competes for executive talent. The MSCC may add or remove companies from the peer group, from time to time, to better reflect the competitive environment. The competitive market analysis involves comparing similar positions in the peer companies to each Executive Officer.

The MSCC directs management to gather executive compensation data from proxy disclosure circulars and third party sources. This includes independent industry and national compensation surveys, such as those conducted by Mercer and Towers Perrin. Compensation data, including base salaries, variable compensation, and long-term incentives, are collected, analyzed, and summarized. A recommendation is submitted to the MSCC for review. The MSCC reviews this material in its deliberations before finalizing decisions. The MSCC has full discretion to adopt or reject the recommendations of management if deemed appropriate. The MSCC may engage consultants and legal advisors, as required, to gather information and deliver independent opinions and advice on various subjects, including executive compensation, securities law and compensation disclosure practices. In 2008, the MSCC did not engage external consultants for executive compensation purposes.

Context for Decision-Making

Market data are not the only factors considered by the MSCC in determining compensation levels for Executive Officers. Each Executive Officer's individual performance, leadership ability, and business results for the prior performance year together with the overall corporate results influence the MSCC's final determination for executive compensation.

Developing strong leaders is an important part of Talisman's future. Leadership ability, including that of Executive Officers, is assessed using Talisman's leadership model.



The President and Chief Executive Officer provides the MSCC with additional context, offering feedback on individual performance of other Executive Officers. The MSCC finalizes decisions on all executive compensation elements in the first quarter of the year, at the same time that annual financial results are reviewed by the Board of Directors. This ensures that a holistic view of compensation is taken.

In 2008, the changing economic environment created uncertainty in all countries and industries. Talisman's compensation programs and decisions related to 2008 performance were not directly or materially impacted by these conditions.

Executive Compensation Elements

The summary chart below describes the key objectives for each executive compensation element and the relative pay mix. The sections that follow describe these elements in further detail.

Target Compensation	Target Direct Compensation	Target Total Cash²	Period	Elements	Purpose of the Reward
Target Compensation	Target Direct Compensation	Target Total Cash²	Annual	Base Salary	• Rewards Executive Officers for the competence they demonstrate in their roles relative to the skills, experience, and contributions they bring to Talisman; • Provides a fixed level of compensation based on competitive market practices.
Target Compensation	Target Direct Compensation	Target Total Cash²	Annual	Variable Pay	• Rewards contributions toward Talisman's achievement of financial, operational, strategic, and individual goals; • Reinforces accountability for performance based on business results and promotes achievement of annual performance goals in keeping with the long-term corporate strategy.
Target Compensation	Target Direct Compensation		Long-term	Long-term Incentives	• Serves as a method of attracting and retaining employees with knowledge, experience, and expertise required by Talisman; • Rewards only in the event of positive Company performance, commensurate with share growth; • Aligns Executive Officers with a focus on shareholder returns and provides a sense of proprietorship in Talisman; • Aligns interests in Talisman over a longer time horizon, thereby promoting continued employment with Talisman.
Target Compensation			Ongoing	Benefits	• Enhanced medical, dental, health, life insurance, and disability plans offer protection to Executive Officers; • Benefit levels are based on competitive market practices, consistent with peer companies; • Contribute to an overall competitive level of total compensation.
Target Compensation			Ongoing	Perquisites	• Provide Executive Officers with personal benefits not generally available to all employees; • Perquisite levels are based on competitive market practices, considered to be reasonable relative to peers.
Target Compensation			Ongoing	Performance Bonuses	• Non-pensionable executive performance bonuses are intended to recognize and reward extraordinary achievements and are generally project-related.
Target Compensation			Ongoing	Retirement Benefits	• Provide a pension during retirement when Executive Officers are no longer earning an income from employment; • Recognize service with Talisman and provide security to Executive Officers.
Target Compensation			Ongoing	Termination & Change in Control Benefits	• Designed to retain Executive Officers and offer security if employment is terminated under specific circumstances.

Pay Mix

President and Chief Executive Officer
Executive Vice-Presidents
Senior Vice-Presidents
17%
17%
66%
22%
14%
64%
31%
14%
55%
Base Salary
Variable Pay
Long-term Incentives

1. Pay Mix refers to the relative combination of three key elements – base salary, variable pay, and long-term incentives. Target pay mix for the President and Chief Executive Officer, Executive Vice-Presidents, and Senior Vice-Presidents is depicted to the right of the summary table above. As demonstrated, compensation is more heavily weighted towards 'at risk' than fixed compensation. This positioning supports the Company's guiding principle of placing a significant portion of pay at risk, linking executive rewards with the achievement of business objectives.
2. Target Total Cash refers to the combination of base salary and target variable pay and is the basis on which market competitiveness is evaluated. Total cash compensation is targeted such that top quartile pay is provided for top quartile performance. Conversely, total cash compensation is structured to be below target levels when performance falls short of objectives.

Base Salary

Decisions with respect to 2008 Executive Officer base salaries were made consistent with the objectives and process described in this section.

Base salary is an important element of compensation, providing a fixed level of income to Executive Officers for the competencies and performance they demonstrate in their roles. When making base salary decisions, an Executive Officer's skills, relevant experience, level of contribution to Talisman, and overall performance is assessed.

Executive base salaries are targeted at the top quartile of similar positions in peer companies. This target positioning has been established to achieve the following key objectives:

- Attract and retain high quality Executive Officers; and

- Promote a high performance culture, where above average performers will generally see base salaries at or greater than the seventy-fifth percentile of peers.

In addition to providing a fixed element of compensation, base salaries are linked to other compensation elements, including short-term and long-term incentives. Target short-term and long-term incentives are often expressed and derived as a percentage of base salary. In view of this direct relationship, it is important to review all elements of an individual Executive Officer's compensation at the same time.

Short-term Incentives

Executive compensation decisions on variable pay targets and actual variable payments to Executive Officers serving as of December 31, 2008 were made consistent with the objectives and measures described in the following sections.

Variable Pay Plan Overview

Variable pay is a key element of compensation necessary to keep an Executive Officer's total cash compensation at a market competitive level. The variable pay plan is designed to link an Executive Officer's impact on corporate and individual performance to actual variable payments.

Key objectives of Talisman's Variable Pay Plan are intended to:

- Align employee and executive performance with the achievement of annual business goals and objectives;

- Foster a sense of accountability throughout the organization;

- Reward performance contributions relative to financial results and operational achievements; and

- Provide opportunities for employees and Executive Officers to share in Talisman's success.

Variable targets and relative weightings differ according to level in the organization. Employees at higher levels in the organization, such as Executive Officers, have a greater portion of pay 'at risk' in recognition of their increased ability to impact the organization. By offering competitive base salaries and variable pay, Talisman's Executive Officers and employees share in the risks and rewards of financial, operational, strategic, and individual success.

Variable pay opportunities range from 0% to 200% of target. Target total cash compensation is aimed at the top quartile of the peer group of senior oil and gas producers. This positioning is intended to ensure that the actual total cash compensation received by Executive Officers, as with all salaried employees, will be significantly higher than similar positions in comparable companies when Talisman outperforms, and significantly lower than this market if Talisman underperforms. Variable pay in respect of the current year's performance is paid in a lump sum in April of the following year after a full assessment of individual and corporate results.

The variable pay targets, opportunity ranges, and relative weightings for the most recently completed performance year are as follows:

	Variable Pay		Weighting on Results	
Position	**Target** (as a % of base earnings)	**Opportunity Range** (as a % of base earnings)	**Corporate**	**Individual**
President and Chief Executive Officer	100%	0% – 200%	70%	30%
Executive Vice-Presidents	60%	0% – 120%	50%	50%
Senior Vice-Presidents	45%	0% – 90%	45%	55%

Operational & Financial Objectives

Business objectives are set each year as part of the annual operating plan (the "Operating Plan") process, as well as during other strategic initiatives. Consideration for the recent year's overall corporate performance includes business results in the following areas:

- Health, safety, and environment
- Recycle ratio [1]
- Free cash flow [2]
- Production
- Income
- Costs
- Capital expenditures
- Share price
- Reserve life index [3]
- Exploration success

---

1. Recycle ratio is calculated as operating income divided by finding, development and acquisition costs.
2. Free cash flow is calculated as operating cash flows less capital expenditures.
3. Reserve life index is calculated by dividing year-end reserves estimates by expected annual production.

Talisman made significant progress towards implementing the new strategy in 2008:

Long-Term Growth

- Spending $1.8 billion on unconventional programs in North America:
    - Substantial amounts of acreage were added to the portfolio;
    - Progressed development in the Montney and Marcellus plays.
- International Development projects brought onstream:
    - First gas from Northern Fields;
    - Startup of Song Doc field;
    - Rev field brought onstream (January 2009);
    - Progressed development of Yme.

High Impact Exploration

- Acquired exploration acreage in the Kurdistan region of northern Iraq;
- Expanded exploration holdings in Colombia;
- Entered into two Joint Study Agreements offshore Indonesia.

Focusing the portfolio

- Completed sales of 12,000 boe/d of non-core assets for approximately $1 billion, including properties in Canada, Denmark and the Netherlands.

2008 Variable Pay Plan Awards

In determining variable payout amounts, the MSCC's approach is comprehensive in nature rather than formulaic. The MSCC conducts a thorough assessment of all business and individual performance results, a qualitative evaluation of strategic leadership, and considers the overall business environment. Performance objectives contained in the annual Operating Plan allow the Board to set expectations of the Executive Officers; however, they are not designed to be formulaic for the purposes of calculating variable payments of Executive Officers. The MSCC also considers the broader economic environment and associated challenges and opportunities in which the business is operating. In this way, flexibility and reasonable decision-making is preserved as Executive Officers can be rewarded for capitalizing on opportunities that arise during the year and their ability to avoid or minimize negative impacts resulting from changing market conditions. As all of these aspects are significant, performance is viewed holistically when determining final variable payout amounts. Acting in the best interests of the Company, the MSCC has accountability to appropriately adjust variable payments upward or downward based on the outcome of these assessments.

In recognition of the corporate achievements highlighted previously and their assessment of each Executive Officers' individual performance, the MSCC approved the 2008 variable payment as outlined on page 28 of this Circular. Recommendations with respect to 2008 variable payments for the Senior Vice-President, Finance and former Executive Vice-President, Corporate & Legal and Corporate Secretary were made by management and approved by the President and Chief Executive Officer, as they were no longer serving as Executive Officers on December 31, 2008.

Long-term Incentives

The Long-term Incentive Program for Executive Officers consists of stock options and restricted share units ("RSUs"). Executive Officers are eligible for participation under both plans. Decisions with respect to 2008 long-term incentives for Executive Officers were made consistent with the objectives and processes described below, and the pay mix illustrated on page 20.

Stock Options (Option-Based Awards)

Stock options are an integral component of Talisman's overall compensation strategy, focusing on Company performance and the importance of creating long-term shareholder value. As contributors to the financial and operational success of Talisman, it is important that Executive Officers have a stake in sharing in that success. The key objectives of Talisman's stock option program are to:

• Align long-term interests of employees, including Executive Officers, with those of shareholders;

• Develop a sense of proprietorship among employees and Executive Officers;

• Focus employees and Executive Officers on sustained long-term value creation and the overall corporate strategy; and

• Provide opportunities for employees and Executive Officers to share in Talisman's success.

> **By offering long-term incentives, employee and executive performance is aligned with the achievement of sustained long-term value creation within the Company and for shareholders.**

The program successfully attracts and retains employees at all levels, aligns individual and shareholder interests, and focuses Executive Officers on sustained long-term value creation. In addition, high demand for talent and the prevalence of similar plans among Talisman's peers make it essential to maintain a competitive long-term incentive program.

Talisman grants stock options to eligible employees and Executive Officers subject to the approval of the Board of Directors. The program only provides value to the extent that additional shareholder value is created over time. Option grants increase in size with an employee's level in Talisman.

Process for Granting Stock Options

The Company's employee stock option plan ("ESOP") permits that, where appropriate, the Board of Directors may delegate any or all parts of the powers, duties, and function related to the granting of stock options and the administration of the ESOP to one or more directors of Talisman. The Board of Directors has delegated the authority to determine the limits and conditions of stock option grants to the MSCC, subject to the limits and conditions set out in the ESOP. In doing so, the MSCC is responsible for reviewing and approving the granting of stock options in accordance with the terms of the ESOP on an annual basis. Executive Officers who are employed on a permanent basis by Talisman are eligible for grants of stock options under the ESOP.

The MSCC's decision to grant stock options and any resulting stock option grant levels are determined during the "annual compensation review process" in the first quarter of the year. Management provides input on appropriate levels for the broader employee population. Following a decision that it is appropriate to grant stock options, the MSCC approves a resolution which, among other things:

*   Sets out the maximum size of the annual grant of stock options to all eligible employees, including Executive Officers;

*   Confirms that the number of stock options to be granted to the Chief Executive Officer and the Executive Vice-Presidents will be determined at a meeting of the MSCC, subject to aggregate limits outlined in the resolution noted above; and

*   Sets out the parameters of and authorities for approving other stock option grants throughout the year for various situations, including newly hired or promoted employees.

The MSCC determines the future date of grant and defines the method by which the exercise price of the stock options will be determined. In doing so, there is no discretion in determining the exercise price of stock options. Pursuant to the terms of the ESOP, the exercise price may not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which the option was granted.

Context for Granting Stock Options

In determining the appropriate level of stock options to award to Executive Officers, the MSCC reviews competitive market compensation data. This involves reviewing industry trends and comparing long-term incentive levels for similar positions in Talisman's compensation peer group relative to each Executive Officer (as described in the "Annual Compensation Review Process", page 18). In addition, the MSCC considers corporate performance, industry trends, and the amount of available shares reserved under the ESOP. As part of Talisman's philosophy of rewarding Executive Officers commensurate with the performance of Talisman, stock options comprise a significant portion of pay mix. Decisions for long-term incentive grants are made at the same time as decisions for other compensation elements, ensuring total compensation is both competitive and appropriate relative to performance.

Stock options are intended to be market competitive and forward looking; they are not granted to reflect or reward the prior year's performance. As such, previous option-based awards are not taken into account when considering new grants. Options generally vest after three years and expire within 10 years of issuance.

The intended value of stock options to be granted to each Executive Officer is expressed as a percentage of base salary. This is consistent with reporting methodologies used in independent surveys and publicly disclosed compensation data. The quantity of options granted depends on the intended value, the fair market value of the Common Shares on the date of the grant (exercise price), and an estimated growth factor of Talisman's Common Shares over the life of the option. The latter requires a Binomial Lattice Option Pricing Model calculation, computed by independent consulting firms, which includes assumptions for yield, volatility, option term, expected life, risk-free interest rate, and vesting period.

> **Value of annual stock option grant =**
> **# Options × Grant Price × Growth Factor**

Talisman amended all outstanding stock options in 2003 to include a cash payment feature. Specifically, the cash payment feature provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from Talisman. The cash payment is based on the number of options surrendered for cancellation, multiplied by the amount by which the market price (determined based on market trades on the immediately preceding day) of the Common Shares at the time of surrender exceeds the grant price of the option. The inclusion of the cash payment feature enables Talisman to provide similar benefits to optionholders with less dilution in Common Shares, to the extent that optionholders use this feature. Since inception, employees have elected to surrender 97% of stock options using the cash payment feature. Cash payments made by Talisman to stock optionholders are effectively equal to the stock option expense that has been accrued and, thus, are deductible by Talisman for income tax purposes, making these plans more cost-effective.

Restricted Share Units (Share-Based Awards)

On September 1, 2007, the Board of Directors approved the "Restricted Share Unit Plan for Eligible Employees of Talisman Energy Inc." ("RSU Plan").

The objectives of the RSU Plan are to:

- Attract and retain employees with the knowledge, experience, and expertise required by Talisman;

- Promote further alignment of interests between eligible employees and the shareholders of Talisman over the medium term; and

- Provide opportunity for eligible employees to share in Talisman's success.

The RSU Plan provides for the granting of RSUs, which are notional share equivalents with the value of the Company's underlying Common Shares. RSUs fully vest after a period of up to three years, commencing on the grant date. Participants are also credited for additional RSUs corresponding to any associated notional dividend payments (referred to as "dividend equivalent RSUs"). RSUs are granted by the MSCC primarily for the purpose of attracting senior employees with the knowledge, experience, and expertise required by Talisman. The value of RSUs granted is subjective, and is based on individual recruitment requirements. The final number of RSUs granted is calculated as follows:

> **Number of RSUs =**
> **Value of RSU Grant ($) ÷**
> **Average Closing Price per Share on the TSX during the Previous 5 Trading Days**

The RSUs are redeemed in cash at the end of the vesting period based on the fair market value, defined as the average of the closing prices of the Common Shares on the TSX over the previous five trading days, multiplied by the number of RSUs held by the participant.

The RSU plan provides that if a participant voluntarily resigns or is terminated for cause during the vesting period, the RSUs will be cancelled and no payment will be made. In the event of a change in control prior to the end of the vesting period, all RSUs and dividend equivalent RSUs in respect of such RSUs vest on the date of such change in control.

Benefits, Perquisites & Other Compensation

In order to attract and retain high quality talent and offer competitive levels of compensation, Talisman provides certain perquisites and benefits to Executive Officers. This practice is consistent with Talisman's peers and contributes to an overall competitive level of total compensation. The elements described below are reviewed periodically to ensure an appropriate benefit level is maintained.

Benefits, Savings, & Pension

Executive Officers are eligible for Company-paid benefits, including life insurance, accidental death and dismemberment, short-term disability, long-term disability, supplementary medical, dental, provincial health care, and pension plans. Pensions are intended to recognize service with Talisman, providing an income during retirement, when the Executive Officer is no longer earning income from employment (refer to page 36 for specific details on pension arrangements). In addition to the above Company-provided benefits, Executive Officers and employees may contribute a percentage of their monthly salary to Talisman's Savings Plan. These contributions are matched by Talisman up to a maximum of 5% of salary.

Perquisites

Executive Officers are eligible to receive direct or indirect personal benefits which are not generally available to all employees. Executive Officers receive perquisite values competitive with similar positions in the compensation peer group. Perquisites include a vehicle allowance, club membership, financial planning assistance, and parking. Perquisites are reviewed periodically in order to remain competitive. While perquisites generally comprise a relatively small percentage of overall total compensation, it is a prevalent practice among Talisman's peer group to maintain some level of perquisites.

Performance Bonuses

Executive Officers are also eligible to receive non-pensionable performance bonuses. These bonuses are generally project-related and recognize extraordinary achievements. There were no non-pensionable performance bonuses paid to the Executive Officers in 2008.

Termination & Change in Control Benefits

Employment contracts contain change in control and termination provisions designed to retain Executive Officers in certain circumstances and promote continuity of management. Employment contracts allow for the payout of severance benefits to an executive if his or her employment is terminated within one year following the occurrence of specified events. In this way, employment contracts protect both Talisman and the individual. The practice of including change in control provisions in executive employment contracts is consistent with industry peers, and influential in the attraction and retention of executive talent. Refer to page 39 for more details on "Employment Contracts & Termination Arrangements".

Executive Share Ownership Guidelines

Talisman has executive share ownership guidelines to support Talisman's belief that share ownership aligns the interest of various officers with shareholders. Effective March 1, 2008, the Board of Directors amended the executive share ownership guidelines. In calculating ownership, the aggregate value of Common Shares owned (including beneficial ownership), and the value of all unvested RSUs is included. The value of exercisable stock options is no longer included in the calculation.

Individuals are provided up to five years from the implementation of the amended guideline, or from his or her appointment to an executive position, whichever is greater, to reach the minimum required level of ownership. In determining the executive's ownership position, the market value of Talisman's Common Shares using the closing price on the TSX on the last trading day of the year is used. The following table outlines the share ownership guidelines:

Position	Required Share Ownership
President and Chief Executive Officer	3x annual base salary
Executive Vice-Presidents	2x annual base salary
Senior Vice-Presidents*	1x annual base salary

*   Reflects organizational title changes made in 2008.

Refer to page 36 for specific ownership levels.

Performance and Trends in Executive Compensation

The following graph shows the performance of Talisman's Common Shares compared to the S&P/TSX Composite, the S&P/TSX Oil and Gas Exploration and Production and the S&P 500 Oil and Gas Exploration and Production indices for the period December 31, 2003 to December 31, 2008. The graph assumes that all dividends are reinvested.



$100 Investment In Base Period	At December 31 [1]						Average Annual Return
	2003	**2004**	**2005**	**2006**	**2007**	**2008**	
Talisman Common Shares	100.00	133.30	255.47	248.23	232.64	156.03	9.3%
S&P/TSX Composite Total Return Index	100.00	145.07	180.08	211.16	231.92	155.38	9.2%
S&P/TSX Oil & Gas E & P Total Return Index	100.00	169.02	293.50	297.38	327.52	226.71	17.8%
S&P 500 Oil & Gas E & P Total Return Index [2]	100.00	134.66	223.77	234.14	337.76	221.75	17.3%

1. Or last business day of the year.

2. In US funds, as published by S&P.

Talisman's Common Shares performed in line with the benchmark indicators in 2008, reflecting the precipitous decline in oil and gas prices late in the year. However, since the induction of the 2009 guidance and update on the strategy, the Company has outperformed the peer group.

In keeping with Talisman's executive compensation principles, a significant portion of Executive Officers' pay is at risk. The majority of an individual Executive Officer's target compensation is in the form of long-term incentives. The actual value received from long-term incentives by individual Executive Officers is proportional to any increase (or decrease) in the Common Share price. In reviewing individual Executive Officer compensation, there is a direct correlation between Common Share performance (above) and actual value gained by the individual.

executive compensation

The following executive compensation tables summarize, for the periods indicated, the compensation of Talisman's Chief Executive Officer, the Executive Vice-President and Chief Financial Officer, and each of the three most highly compensated other Executive Officers for the year ended December 31, 2008. In accordance with applicable securities legislation, compensation pertaining to the now Senior Vice-President, Finance (who served in the capacity of Chief Financial Officer from December 1, 2006 to July 2, 2008), and the former Executive Vice-President, Corporate & Legal and Corporate Secretary, is also disclosed. Collectively, these individuals are referred to as the Named Executive Officers ("NEOs"). Figures are reported in Canadian dollars unless otherwise specified.

Summary Compensation Table

	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards [1] ($)	Non-Equity Annual Incentive Plan Compensation [2] ($)	Pension Value ($)	All Other Compensation [3] ($)	Total Compensation ($)
Named Executive Officers								
John A. Manzoni President and Chief Executive Officer	2008	1,254,000	–	5,027,580	1,341,780	1,000,400	192,581 [4]	8,816,341
L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	2008	315,000	1,000,000 [5]	1,776,616	207,900	188,100	76,805 [6]	3,564,421
T. Nigel D. Hares Executive Vice-President, International Operations (West)	2008	620,642	–	1,770,825	391,004	318,000	49,859	3,150,330
Ronald J. Eckhardt Executive Vice-President, North American Operations	2008	614,025	–	1,687,032	386,836	372,700	59,117	3,119,710
A. Paul Blakeley Executive Vice-President, International Operations (East)	2008	541,600	–	1,497,102	341,208	586,800	110,779 [7]	3,077,489
Other Named Executive Officers in 2008								
Philip D. Dolan [8] Senior Vice-President, Finance	2008	418,000	–	742,965	198,446	60,100	39,657	1,459,168
M. Jacqueline Sheppard [9] Former Executive Vice-President, Corporate & Legal and Corporate Secretary	2008	628,085	–	1,793,170	565,277	360,900	61,727	3,409,159

1. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.
2. Amounts shown are variable payments related to the 2008 performance year, to be paid out in April 2009.
3. Includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan and, where applicable, life insurance premiums paid by the Company and flex credits under the flexible benefits plan. Except for Messrs. Manzoni, Thomson, and Blakeley, the perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary of the NEOs.
4. Amount shown includes $57,377 of Company-paid housing in accordance with Mr. Manzoni's appointment as President and Chief Executive Officer on September 1, 2007.
5. Amount shown represents the value of RSUs granted to Mr. Thomson upon hire. As at December 31, 2008, the current value of RSUs granted to Mr. Thomson, including dividend equivalent RSUs, was $551,050 based on the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18). The aggregate number of RSUs held by Mr. Thomson was 45,242, including dividend equivalent RSUs.
6. Amount shown includes $50,000 cash incentive granted to Mr. Thomson upon hire.
7. Amount shown includes $42,133 associated with travel to home country.
8. Mr. Dolan served in the capacity of Chief Financial Officer from December 1, 2006 to July 2, 2008.
9. Effective September 1, 2008, Ms. Sheppard resigned as Executive Vice-President, Corporate & Legal and Corporate Secretary, and was no longer an Executive Officer of the Company. She continued to be an employee of the Company as at December 31, 2008.

Incentive Plan Awards

Outstanding Share-Based Awards & Option-Based Awards

The following table outlines the outstanding share-based and option-based awards as at December 31, 2008.

	Share-Based Awards		Option-Based Awards			
	Number of Shares or Units of Shares that have not vested [1] (#)	Market or Payout Value of Share-Based Awards that have not vested [2] ($)	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options [3] ($)
Named Executive Officers						
John A. Manzoni President and Chief Executive Officer	84,916	1,034,273	500,000 900,000	18.23 18.02	August 31, 2017 March 31, 2018	0
L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	45,242	551,050	254,260	22.54	June 30, 2018	0
T. Nigel D. Hares Executive Vice-President, International Operations (West)	–	–	180,000 327,000 252,000 261,000 317,000	8.56 14.02 19.68 20.35 18.02	March 11, 2014 March 8, 2015 July 6, 2016 April 1, 2017 March 31, 2018	651,400
Ronald J. Eckhardt Executive Vice-President, North American Operations	–	–	97,200 97,650 153,000 360,000 261,000 210,000 233,000 302,000	6.51 7.19 6.60 8.56 14.02 19.69 20.35 18.02	March 15, 2011 March 12, 2012 March 6, 2013 March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018	3,194,952
A. Paul Blakeley Executive Vice-President, International Operations (East)	663,000	1,504,887	64,000 139,500 201,000 268,000	6.51 7.19 20.35 18.02	March 15, 2011 March 12, 2012 April 1, 2017 March 31, 2018	1,059,037
Other Named Executive Officers in 2008						
Philip D. Dolan Senior Vice-President, Finance	–	–	138,600 91,500 58,800 92,910 133,000	8.56 14.02 19.69 20.35 18.02	March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018	501,578
M. Jacqueline Sheppard Former Executive Vice-President, Corporate & Legal and Corporate Secretary	–	–	310,500 240,000 266,500 321,000	14.02 19.69 20.35 18.02	March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018	0

1. Aggregate number of RSUs held as at December 31, 2008, including dividend equivalent RSUs. For Mr. Blakeley, represents aggregate number of cash units held as at December 31, 2008. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share plan) while he was an employee of Talisman Energy UK Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

2. Market or payout value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18).

3. Aggregate value of stock options is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18) and multiplying that amount by the number of Common Shares issuable upon exercise of the options.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table outlines the value of non-equity compensation earned and equity-based awards which vested during the recently completed financial year.

	Non-Equity Incentive Plan Compensation – Value Earned During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Option-Based Awards – Value Vested During the Year[3] ($)
Named Executive Officers			
John A. Manzoni President and Chief Executive Officer	1,341,780	0	0
L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	207,900	0	0
T. Nigel D. Hares Executive Vice-President, International Operations (West)	391,004	–	1,030,595
Ronald J. Eckhardt Executive Vice-President, North American Operations	386,836	–	822,585
A. Paul Blakeley Executive Vice-President, International Operations (East)	341,208	425,475	0
Other Named Executive Officers in 2008			
Philip D. Dolan Senior Vice-President, Finance	198,446	–	288,378
M. Jacqueline Sheppard Former Executive Vice-President, Corporate & Legal and Corporate Secretary	565,277	–	978,593

1. Amounts shown are variable pay related to the 2008 performance year, to be paid out in April 2009.
2. For Mr. Blakeley, represents the aggregate dollar value of cash units that vested on Sunday, March 9, 2008. Value vested is calculated by subtracting the exercise price of the cash unit from the closing price per share of the Company's Common Shares on the TSX on March 7, 2008 ($17.17) and multiplying that amount by the number of Common Shares under cash units held. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share plan) while he was an employee of Talisman Energy UK Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.
3. Awards vested on Sunday, March 9, 2008. Value vested is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on March 7, 2008 ($17.17) and multiplying that amount by the number of Common Shares under options.

Executive Officer Compensation Summaries

For greater clarity, pages 31 to 35 highlight 2008 executive compensation provided to NEOs serving on Talisman's senior leadership team as of December 31, 2008.

President and Chief Executive Officer

John A. Manzoni was appointed President and Chief Executive Officer of Talisman on September 1, 2007. Mr. Manzoni is responsible for leading the development and execution of Talisman's long-term strategy with a view to creating shareholder value.

Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards[1] ($)	Non-equity Annual Incentive Plan Compensation[2] ($)	Pension Value ($)	All Other Compensation[3] ($)	Total Compensation ($)
2008	1,254,000	–	5,027,580	1,341,780	1,000,400	192,581	8,816,341

Share-Based Awards[4]		Option-Based Awards			
Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options[5] ($)
84,916	1,034,273	500,000 900,000	18.23 18.02	August 31, 2017 March 31, 2018	0

Non-equity Incentive Plan Compensation – Value Earned During the Year[2] ($)	Share-Based Awards – Value Vested During the Year ($)	Option-Based Awards – Value Vested During the Year ($)
1,341,780	0	0

1. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial Lattice factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2. Amount shown reflects variable payment related to the 2008 performance year, to be paid out in April 2009.

3. Amount shown includes $57,377 of company-paid housing in accordance with Mr. Manzoni's appointment to President and Chief Executive Officer on September 1, 2007. Amount shown also includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan.

4. Value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18); $1,034,273 consists of 84,916 RSUs, including dividend equivalent RSUs.

5. Value determined using the closing price of the Company's Common Shares as reported on the TSX on December 31, 2008 ($12.18).

Executive Vice-President, Finance and Chief Financial Officer

L. Scott Thomson was appointed Executive Vice-President, Finance and Chief Financial Officer on July 2, 2008. Mr. Thomson is responsible for global finance and tax functions along with investor relations, marketing and the transactional element of Talisman's mergers and acquisitions business.

Year	Salary ($)	Share-Based Awards [1] ($)	Option-Based Awards [2] ($)	Non-equity Annual Incentive Plan Compensation [3] ($)	Pension Value ($)	All Other Compensation [4] ($)	Total Compensation ($)
2008	315,000	1,000,000	1,776,616	207,900	188,100	76,805	3,564,421

Share-Based Awards [5]		Option-Based Awards			
Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options [6] ($)
45,242	551,050	254,260	22.54	June 30, 2018	0

Non-equity Incentive Plan Compensation – Value Earned During the Year [2] ($)	Share-Based Awards – Value Vested During the Year ($)	Option-Based Awards – Value Vested During the Year ($)
207,900	0	0

1. Amount shown represents the value of RSUs granted to Mr. Thomson upon hire.

2. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial Lattice factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

3. Amount shown reflects variable payment related to the 2008 performance year, to be paid out in April 2009.

4. Amount shown includes $50,000 cash incentive granted to Mr. Thomson upon hire. Amount shown also includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan and life insurance premiums paid by the Company.

5. As at December 31, 2008, the current value of RSUs granted to Mr. Thomson, including dividend equivalent RSUs, was $551,050 calculated using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18). The aggregate number of RSUs held by Mr. Thomson was 45,242, including dividend equivalent RSUs.

6. Value determined using the closing price of the Company's Common Shares as reported on the TSX on December 31, 2008 ($12.18).

Executive Vice-President, International Operations (West)

T. Nigel D. Hares is Executive Vice-President, International Operations (West). Over the past 15 years, Mr. Hares has led many of Talisman's international operations, growing the Company to become one of the largest Canadian-based international producers.

Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards [1] ($)	Non-equity Annual Incentive Plan Compensation [2] ($)	Pension Value ($)	All Other Compensation [3] ($)	Total Compensation ($)
2008	620,642	–	1,770,825	391,004	318,000	49,859	3,150,330

Share-Based Awards		Option-Based Awards			
Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options [4] ($)
–	–	180,000 327,000 252,000 261,000 317,000	8.56 14.02 19.68 20.35 18.02	March 11, 2014 March 5, 2015 July 6, 2016 April 1, 2017 March 31, 2018	651,400

Non-equity Incentive Plan Compensation – Value Earned During the Year [2] ($)	Share-Based Awards – Value Vested During the Year ($)	Option-Based Awards – Value Vested During the Year [5] ($)
391,004	–	1,030,595

1. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial Lattice factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2. Amount shown reflects variable payment related to the 2008 performance year, to be paid out in April 2009.

3. Includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan and life insurance premiums paid by the Company. Perquisites and other personal benefits do not exceed the lesser of 50,000 and 10% of the total annual salary of the NEO.

4. Value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18).

5. Awards vested on Sunday, March 9, 2008. Value vested is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on March 7, 2008 ($17.17) and multiplying that amount by the number of Common Shares issuable upon exercise of the options.

Executive Vice-President, North American Operations

Ronald J. Eckhardt is Executive Vice-President, North American Operations. Mr. Eckhardt has 22 years experience with Talisman and is responsible for all of Talisman's development and production operations in North America.

Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards[1] ($)	Non-equity Annual Incentive Plan Compensation[2] ($)	Pension Value ($)	All Other Compensation[3] ($)	Total Compensation ($)
2008	614,025	–	1,687,032	386,836	372,700	59,117	3,119,710

Share-Based Awards		Option-Based Awards			
Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options[4] ($)
–	–	97,200 97,650 153,000 360,000 261,000 210,000 233,000 302,000	6.51 7.19 6.60 8.56 14.02 19.69 20.35 18.02	March 15, 2011 March 12, 2012 March 6, 2013 March 11, 2014 March 8, 2015 March 8, 2016 April 1, 2017 March 31, 2018	3,194,952

Non-equity Incentive Plan Compensation – Value Earned During the Year[2] ($)	Share-Based Awards – Value Vested During the Year ($)	Option-Based Awards – Value Vested During the Year[5] ($)
386,836	–	822,585

1. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial Lattice factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2. Amount shown reflects variable payment related to the 2008 performance year, to be paid out in April 2009.

3. Includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan and life insurance premiums paid by the Company. Perquisites and other personal benefits do not exceed the lesser of 50,000 and 10% of the total salary of the NEO.

4. Value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18).

5. Awards vested on Sunday, March 9, 2008. Value vested is calculated by subtracting the exercise price of the option from the closing price per share of the Company's Common Shares on the TSX on March 7, 2008 ($17.17) and multiplying that amount by the number of Common Shares issuable upon exercise of the options.

Executive Vice-President, International Operations (East)

A. Paul Blakeley is Executive Vice-President, International Operations (East). Over the past 12 years, Mr. Blakeley has held various senior roles, including Vice-President Southeast Asia and Vice-President North Sea.

Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards[1] ($)	Non-equity Annual Incentive Plan Compensation[2] ($)	Pension Value ($)	All Other Compensation[3] ($)	Total Compensation ($)
2008	541,600	–	1,497,102	341,208	586,800	110,779	3,077,489

Share-Based Awards[4,5]		Option-Based Awards			
Number of Shares or Units of Shares that have not vested	Market or Payout Value of Share-Based Awards that have not vested	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options[6] ($)
663,000	1,504,887	64,000 139,500 201,000 268,000	6.51 7.19 20.35 18.02	March 15, 2011 March 12, 2012 April 1, 2017 March 31, 2018	1,059,037

Non-equity Incentive Plan Compensation – Value Earned During the Year[2] ($)	Share-Based Awards – Value Vested During the Year[5,7] ($)	Option-Based Awards – Value Vested During the Year ($)
341,208	425,475	–

1. Option-based award values reflect the grant date fair value using the Binomial Lattice Option Pricing Model (Binomial factor is calculated by an independent consulting firm). In 2008, a Binomial Lattice factor of 0.31 was applied, including the following assumptions and estimates: Contractual term = 10 years; Expected Life = 6.5 years; Volatility = 26.48%; Yield = 0.88%; Vesting = 3 year cliff; and a yield curve based on prevailing 2007 interest rates. The Company uses this methodology as it is a commonly recognized way of calculating a meaningful and reasonable estimate of fair value.

2. Amount shown reflects variable payment related to the 2008 performance year, to be paid out in April 2009.

3. Amount shown includes $42,133 associated with travel to home country. Amount shown also includes amounts paid by the Company to purchase Talisman Common Shares pursuant to the Talisman Savings Plan and life insurance premiums paid by the Company.

4. Market or payout value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18). Represents aggregate number and value of cash units granted between 2003-2006.

5. Mr. Blakeley was granted cash units under the Long-Term Cash Unit Plan (a phantom share plan) while he was an employee of Talisman Energy UK Ltd., a subsidiary of Talisman Energy Inc. Cash units are similar to stock options except that the holder does not have the right to purchase the underlying shares of the Company. Mr. Blakeley has since nationalized to Canada, and is no longer eligible for new cash unit grants.

6. Value determined using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18).

7. Represents the aggregate dollar value of cash units that vested on Sunday, March 9, 2008. Value vested is calculated by subtracting the exercise price of the cash unit from the closing price per share of the Company's Common Shares on the TSX on March 7, 2008 ($17.17) and multiplying that amount by the number of Common Shares under cash units.

Share Ownership Table

The following table lists the value of the equity investments held by Executive Officers as at December 31, 2008. See page 26 for further information on Share Ownership Guidelines.

Executive Officer [2]	Restricted Share Units ($)	Common Shares [1] ($)	Total Value of Equity Investment ($)	Met Minimum Requirement as at December 31, 2008
John A. Manzoni President and Chief Executive Officer	1,034,273	144,126	1,178,399	☑
L. Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	551,050	–	551,050	☑
T. Nigel D. Hares Executive Vice-President, International Operations (West)	–	1,677,454	1,677,454	☑
Ronald J. Eckhardt Executive Vice-President, North American Operations	–	1,730,023	1,730,023	☑
A. Paul Blakeley Executive Vice-President, International Operations (East)	–	300,627	300,627	☑

1. Reflects the market value of Talisman's Common Shares using the closing price on the TSX on December 31, 2008 of $12.18.
2. Individuals are provided up to five years from the implementation of the amended guidelines, or from his or her appointment to an executive position, whichever is greater, to reach the minimum required level of ownership.

Pension Plan Benefits

Defined Contribution Pension Plan

Philip D. Dolan, the Senior Vice-President, Finance (and formerly Vice-President, Finance and Chief Financial Officer) is provided retirement benefits through a contributory registered defined contribution pension plan and also a non-contributory non-registered pension plan, which provides the value of Talisman pension contribution that exceeds the prescribed maximum allowable under the *Income Tax Act (Canada)*. Talisman's contribution to the non-registered pension plan is used to purchase Common Shares in Talisman's Savings Plan.

Ronald J. Eckhardt, the Executive Vice-President, North American Operations, has deferred benefits in the same defined contribution pension plan relating to his service prior to becoming an Executive Officer, and he also participated in the non-contributory non-registered pension plan.

Defined Contribution Plan Table

	Accumulated Value at Start of Year [1] ($)	Compensatory Change in Value in Year [2] ($)	Non-Compensatory Change in Value in Year [3] ($)	Accumulated Value at End of Year [4] ($)
Named Executive Officers				
Ronald J. Eckhardt	420,200	0	(71,500)	348,700
Other Named Executive Officers in 2008				
Philip D. Dolan	615,400	60,100	(182,300)	493,200

1. Excludes the accumulated value of the non-registered pension plan at start of year since this value is not available.
2. Includes actual Company contributions to the registered and non-registered pension plans.
3. Includes employee contributions and investment earnings in the registered pension plan, reduced by Company contributions to the non-registered pension plan as this amount was paid to the Savings Plan.
4. Excludes the accumulated value of the non-registered pension plan at end of year since this value is not available.

Defined Benefit Pension Plans

Talisman provides T. Nigel D. Hares, the Executive Vice-President, International Operations (West), Ronald J. Eckhardt, the Executive Vice-President, North American Operations, A. Paul Blakeley, the Executive Vice-President, International Operations (East), and M. Jacqueline Sheppard, the former Executive Vice-President, Corporate and Legal and Corporate Secretary, with retirement benefits through two plans, both of which are non-contributory defined benefit pension plans:

- A registered pension plan called the Talisman Energy Inc. Supplementary Pension Plan for Executives (the "Supplementary Pension Plan"), and

- A supplementary executive retirement plan called the Talisman Energy Inc. Retirement Compensation Arrangement (the "Special Pension Agreement") funded through a retirement compensation arrangement. The Special Pension Agreement is a non-registered plan which provides pension payments that exceed the prescribed maximum allowable under the *Income Tax Act (Canada).*

These plans were closed to new participants effective July 1, 2007. In addition to the four individuals listed above, two other Executive Officers are accruing benefits in the Supplementary Pension Plan and the Special Pension Agreement.

Subject to the amendments to the Special Pension Agreement discussed below, the Supplementary Pension Plan and the Special Pension Agreement provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older, or if the sum of the member's age and years of continuous service is at least 85. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment at about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

In 2004, Talisman changed the pension accrual rate of the Special Pension Agreement to provide greater flexibility in recognizing and recruiting executives with senior industry experience. The formula provides a pension accrual from the date of participation in the Supplementary Pension Plan at a rate of 4% per year for all credited service to the earlier of seven years of participation in the Supplementary Pension Plan or 14 years of Company service. For credited service after the earlier of seven years in the Supplementary Pension Plan or 14 years of Company service, pension is accrued at a rate of 2% per year. This change was retroactive to August 1, 1993 and, of the NEOs, affects M. Jacqueline Sheppard (additional 2% for seven years) and T. Nigel D. Hares (additional 2% for seven years).

Ronald J. Eckhardt is entitled to an additional pension from the Special Pension Agreement with respect to his prior service in the defined contribution pension plan. This pension is equal in value to the pension that would have been payable from the Supplementary Pension Plan and the Special Pension Agreement for that period of service, minus the pension that would have been payable from the defined benefit component of the Pension Plan for Employees of Talisman Energy Inc. and Participating Associated Companies and the Special Pension Arrangement for the same period of service.

A. Paul Blakeley is also entitled to a pension from the Talisman Energy (UK) Ltd. Pension Life and Scheme (the "UK Scheme") relating to his service prior to becoming an Executive Officer. The UK Scheme provides for an annual pension of 1.9% of the average of the best three years of base salary per year of service. The credited service in the UK Scheme is limited to the period prior to becoming an Executive Officer, but the average of the best three years of base salary includes service after becoming an Executive Officer. The UK Scheme is payable in British pounds. Early retirement provisions for the UK Scheme are the same as those described above, assuming Company consent is given.

Talisman provides John A. Manzoni, the President and Chief Executive Officer and L. Scott Thomson, the Executive Vice-President, Finance and Chief Financial Officer, with retirement benefits through two plans, both of which are non-contributory defined benefits pension plans:

• A registered pension plan called The 2007 Registered Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Registered Pension Plan"), and

• A supplementary pension plan called The 2007 Supplementary Pension Plan for Senior Employees of Talisman Energy Inc. and Related Employers (the "2007 Supplementary Pension Plan"), which is funded through a Retirement Compensation Arrangement. The 2007 Supplementary Pension Plan is a non-registered plan which provides pension payments that exceed the prescribed maximum allowable under the *Income Tax Act (Canada)*.

These plans are effective July 1, 2007 and cover designated Executive Officers hired or promoted on or after that date. In addition to the NEOs listed in the Summary Compensation Table, one other Executive Officer is accruing benefits in the 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan.

The 2007 Registered Pension Plan and the 2007 Supplementary Pension Plan provide, in combination, for an annual accrual of 2% of the total of Best Average Earnings and Final Average Award. The 2007 Supplementary Pension Plan also provides an additional accrual of 1% of the total of Best Average Earnings and Final Average Award for retirement on or after age 60. "Best Average Earnings" means the average of the best three years of base salary. "Final Average Award" means the average of the variable pay awarded during the last four consecutive years. Pension accruals after age 60 under the 2007 Supplementary Pension Plan are subject to the approval of Talisman. Pensions payable are in the form of a life annuity, with a 60% survivor benefit provided to the surviving spouse in the event of death of the retired member. Early retirement benefits are available from age 55. Pension benefits are unreduced if the member is age 60 or older. Otherwise, pension benefits are reduced by 5% for each year that early retirement precedes age 60. Although future ad hoc increases are not guaranteed, Talisman has historically provided ad hoc increases to pensions in payment at about 50% of the rate of increase in the Consumer Price Index to protect the purchasing power of pensions from erosion due to increases in the cost of living. The benefits listed above are not subject to any offsets such as Canada Pension Plan or Old Age Security.

Defined Benefit Plan Table

	Years of Credited Service[1]	Annual Benefits at End of Year[2] ($)	Annual Benefits at Age 65[3] ($)	Accrued Obligation at Start of Year ($)	Compensatory Change in Accrued Obligation in Year[4] ($)	Non-Compensatory Change in Accrued Obligation in Year[5] ($)	Accrued Obligation at End of Year ($)
Named Executive Officers							
John A. Manzoni	1.333	53,600	1,329,200	327,200	1,000,400	(379,200)	948,400
L. Scott Thomson	0.500	9,500	803,900	0	188,100	(78,900)	109,200
T. Nigel D. Hares	21.333	431,200	571,200	5,646,100	318,000	(983,900)	4,980,200
Ronald J. Eckhardt	5.250	151,300	385,900	1,636,900	372,700	(515,900)	1,493,700
A. Paul Blakeley	14.073	185,500	381,500	2,210,900	586,800	(378,500)	2,419,200
Other Named Executive Officers in 2008							
M. Jacqueline Sheppard	22.333	470,700	701,500	5,665,300	360,900	(1,362,100)	4,664,100

1. Includes an additional 2% annual accrual for the first 7 years of service for M. Jacqueline Sheppard and T. Nigel D. Hares pursuant to the amendment to the Special Pension Agreement discussed above, and 11.74 years of credited service in the UK Pension Scheme for Mr. Blakeley, but excludes prior service in the Defined Contribution Pension Plan for Ronald J. Eckhardt.

2. Annual lifetime benefit payable at age 60 based on years of credited service and actual pensionable earnings at end of year, excluding the pension payable from the Defined Contribution Pension Plan for Mr. Eckhardt.

3. Annual lifetime benefit payable at age 65 based on projected years of credited service at age 65 and actual pensionable earnings at end of year, excluding the pension payable from the Defined Contribution Pension Plan for Mr. Eckhardt.

4. Includes current service cost plus the impact of other compensation-related items such as plan changes and pensionable earnings different than estimated.

5. Includes interest on the accrued obligation and the impact of changes in assumptions.

Employment Contracts & Termination Arrangements

As at December 31, 2008, Talisman had employment contracts in place for Executive Officers. These contracts contain provisions for payments upon termination without cause or termination following a change in control. A change in control is deemed to have occurred if there is a subsequent termination of the individual at Talisman or at the individual's election within 12 months after any of the following events:

- Any person, partnership, entity or group acquires direct or indirect, actual or de facto control of Talisman (where "control" means the ability to elect a majority of the Board of Directors of Talisman and "group" refers to a combination of persons, partnerships, or entities, or any of the foregoing that act in concert);

- There is any acquisition of 30% or more of the shares of Talisman having entitlement to vote in the election of directors of Talisman, any such acquisition shall be deemed to constitute an acquisition of control;

- Talisman enters into an amalgamation, arrangement, restructure, reorganization, merger or consolidation arrangement whereby, or the ultimate effect of which is that, any person, partnership, entity or group, whosoever composed, acquires direct or indirect, actual or de facto control of Talisman;

- The shareholders of Talisman approve the liquidation, winding up or other dissolution of Talisman;

- The shareholders of Talisman approve the sale of all or substantially all of the assets of Talisman.

The conditions of the Executive Officer employment contracts follow, including summary details on potential payments in the event of a termination following a change in control or a termination without cause.

	Employment Contracts	
	President and Chief Executive Officer	**Executive Officers**
Conditions and Obligations of Employment	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company); • Non-Compete Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter); and • Non-Solicitation Clause (applicable during the term of employment with the Company and for a period of 18 months thereafter).	• Confidentiality Clause (applicable any time after ceasing to be an employee of the Company).

	Employment Contracts	
	President and Chief Executive Officer	**Executive Officers**
	Severance Payment	
Potential Payments in the event of Termination without Cause or Termination following a Change in Control	• 2.5x annual base salary; • 2.5x annual target variable pay; • Annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and • Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.	• 2.0x annual base salary; • 2.0x annual target variable pay; • The annual variable pay target amount in respect of the year preceding the date of notice, if the date of notice precedes the date upon which such variable pay amount would have been paid; and • Pro rata portion of the annual variable pay target for the portion of the current year up to date of notice.
	Pension Benefits	
	• All pension benefits to which the officer is entitled as at the date of notice plus credit for additional 2.5 years;	• All pension benefits to which the officer is entitled as at the date of notice plus credit for additional 2.0 years;
	If the officer has not yet attained age 55, he or she shall be entitled to a commuted value tax adjusted ("grossed up") by using an interest assumption which reflects an income tax rate of 30 % on assumed investment income[1];	

President and Chief Executive Officer and Executive Officers		
Additional Items		

- Option to purchase the personally assigned company vehicle;

- Lump sum equal to 15% of Severance Payment (above) as compensation for loss of all other benefits;

- Management termination counselling services; and

- Liability insurance and/or indemnity coverage.

Impact on Long-Term Incentives:

Termination without Cause
- All unvested long-term incentives (excluding RSUs) vest immediately upon termination and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the termination date, after which time all long-term incentives terminate; and
- RSUs will vest if the applicable statutory, contractual or common law notice period has not expired at the end of the vesting period.

Termination following a Change in Control
- Immediate vesting of outstanding stock options; and
- Unvested RSUs and dividend equivalent RSUs in respect of such RSUs vest on the date of the change in control.

1. This item is not applicable to the Senior Vice-President, Finance, who is covered under the Defined Contribution Pension Plan.

In June 2008, Mr. Thomson was appointed to Executive Vice-President, Finance and Chief Financial Officer. Mr. Dolan, who was previously in the capacity of Chief Financial Officer, was appointed to Senior Vice-President, Finance. As a result of the desire to retain Mr. Dolan as an employee of the Company and manage the transition of responsibilities, Talisman initiated a retention arrangement. The agreement includes a one-time non-pensionable retention bonus of $250,000 (gross) payable on July 1, 2009. In the event the employment period is shortened at the request of the Company or through a termination without cause, the bonus will be pro-rated according to the number of months worked during the 12-month retention period. No bonus will be payable in the event of termination for cause. Mr. Dolan's employment contract, as described above, remains in effect.

The following table illustrates the action taken for Executive Officers in the event of resignation, retirement, death, and termination for cause:

Event	Action
Resignation	• Salary and benefit programs end • Variable payment for the performance period is not paid • All long-term incentives (including RSUs) terminate at the close of business on the last business day the Executive Officer is actively at work • Accrued pension paid as a commuted value or a deferred monthly benefit
Retirement	• Salary ends • Variable payment for the performance period will be paid on a pro rata basis at the same time as all employees • Life insurance of $150,000, reducing by 20% on the first two retirement anniversaries and a further 10% on the third retirement anniversary • Medical coverage continues with lifetime maximum of $50,000 per covered person • Dental coverage continues with lifetime maximum of $50,000 per covered person • Pro-rated portion of unvested RSUs will vest according to the percentage of vesting period elapsed • All unvested long-term incentives (excluding RSUs) vest immediately upon retirement and may be exercised in whole or in part up to and including the earlier of the expiry date and the date which is 24 months after the retirement date, after which time all long-term incentives terminate • Accrued pension paid as a monthly benefit, reduced for commencement prior to age 60 or 85 points
Death	• Salary and benefit programs end • Variable payment for the performance period will be paid on a pro rata basis at the same time as all employees • Medical and dental coverage for dependants continue for one year • Pro-rated portion of unvested RSUs will vest according to the percentage of vesting period elapsed • All unvested long-term incentives (excluding RSUs) vest immediately and a legal representative is entitled to exercise the long-term incentives at any time up to and including the earlier of the expiry date and that date 12 months following the death, after which time all long-term incentives terminate • Pension equal to higher of actuarial equivalent of commuted value of accrued pension or 50% of accrued pension paid as a commuted value or a monthly benefit
Termination for Cause	• Salary and benefit programs end • Variable payment for the performance period is not paid • All long-term incentives (including RSUs) will terminate five days after the close of business on the last business day the executive is actively at work • Accrued pension paid as a commuted value

In the events described above, Mr. Dolan would receive pension and benefits applicable to regular employees.

The following table reflects the estimated incremental payments NEOs would have been entitled to in the event of termination following change in control or termination without cause on December 31, 2008.

Termination Following a Change in Control or Termination without Cause

	Severance Payment[1] ($)	Benefits ($)	Options-Based Awards (unvested and accelerated)[2] ($)	Share-Based Awards (unvested and accelerated)[3] ($)	Pension[4] ($)
Named Executive Officers					
John A. Manzoni President and Chief Executive Officer	7,614,000	1,142,100	0	1,034,273	3,413,100
Scott Thomson Executive Vice-President, Finance and Chief Financial Officer	2,205,000	330,750	0	551,050	532,600
T. Nigel D. Hares Executive Vice-President, International Operations (West)	2,388,385	358,258	0	–	0
Ronald J. Eckhardt Executive Vice-President, North American Operations	2,384,415	357,662	0	–	1,258,600
A. Paul Blakeley Executive Vice-President, International Operations (East)	2,100,960	315,144	0	–	430,100
Other Named Executive Officers in 2008					
Philip D. Dolan Senior Vice-President, Finance	1,542,700	212,655	0	–	141,800
M. Jacqueline Sheppard Former Executive Vice-President, Corporate & Legal and Corporate Secretary	2,415,251	362,288	0	–	1,541,400

1. Includes the total value of severance payment as defined in the employment contract. For Mr. Dolan, value includes the pro-rated portion of retention bonus as described in Mr. Dolan's retention arrangement ($125,000) payable in the event of termination without cause.

2. As of December 31, 2008, the closing price per share of the Company's Common Shares on the TSX was $12.18. For all individuals above, the grant price of all unvested option based awards are in excess of this closing price. Therefore, if a termination following a change in control or termination without cause had occurred on December 31, 2008, no value would have been received by the NEOs as at that date.

3. For Mr. Manzoni, represents 83,389 RSUs granted on September 1, 2007, plus 1,527 dividend equivalent RSUs; for Mr. Thomson, represents 44,843 RSUs granted on July 1, 2008, plus 339 dividend equivalent RSUs; RSUs valued using the closing price per share of the Company's Common Shares on the TSX on December 31, 2008 ($12.18). In the event of termination without cause on December 31, 2008, share-based awards for Mr. Thomson would not vest (notice period would expire prior to normal vest date).

4. Incremental value over regular termination / retirement benefits as of December 31, 2008.

director compensation

Director compensation is reviewed on an annual basis. The Governance and Nominating Committee of the Board of Directors considers and, where appropriate, approves changes to the compensation structure or level for Board members. For the year ended December 31, 2008, each non-employee director of Talisman was remunerated according to the fee schedule provided below.

Director Fee Schedule for Year ended December 31, 2008

Non-Executive Chairman of the Board Annual Retainer [1]	$330,000
Annual Director Retainer	$110,000
Board Meeting Fee	$1,700 ($800 for teleconference)
Audit Committee Chair Retainer	$19,000 (in addition to Committee Member Retainer)
Committee Chair Retainer	$9,000 (in addition to Committee Member Retainer)
Committee Member Retainer	$6,000
Committee Attendance Fee	$1,700 ($800 for teleconference)
Equity grant (Chairman)	$100,000 (in DSUs)
Equity grant (Director)	$30,000 (in DSUs)

1.   The Chairman's annual retainer is an all-inclusive retainer. No additional fees are paid for attendance at Board or Board committee meetings, or for service on other Talisman-related matters.

In addition, directors are reimbursed for their Company-related travel expenses. The President and Chief Executive Officer is not paid for his services as a director.

Director Compensation Table

During 2008, non-employee directors received the following compensation pursuant to the director fee schedule: [1]

Name	Basic Retainer [2] ($)	Committee Retainers ($)	Attendance Fees ($)	Total Fees ($)	Fees Paid in Cash ($)	Fees Paid Credited in DSUs ($)	Equity Grant DSUs [3] ($)	Total Compensation ($)
Douglas D. Baldwin	330,000	–	–	330,000	165,000	165,000	100,000	430,000
William R.P. Dalton	110,000	16,500	28,700	155,200	111,200	44,000	30,000	185,200
Philip J. Dingle [4]	27,500	3,000	6,800	37,300	37,300	–	–	37,300
Kevin S. Dunne	110,000	24,000	26,200	160,200	116,200	44,000	30,000	190,200
Lawrence G. Tapp	110,000	15,000	19,400	144,400	89,400	55,000	30,000	174,400
Stella M. Thompson	110,000	22,500	26,200	158,700	103,700	55,000	30,000	188,700
John D. Watson	110,000	12,000	28,600	150,600	–	150,600	30,000	180,600
Robert G. Welty	110,000	31,000	27,800	168,800	84,400	84,400	30,000	198,800
Charles R. Williamson	110,000	15,000	22,700	147,700	–	147,700	30,000	177,700
Charles W. Wilson	110,000	27,000	27,900	164,900	120,900	44,000	30,000	194,900

1.   All values in dollars ($). Dollar values for directors resident outside Canada are in US denominations. All other values indicate Canadian denominations.

2.   A minimum of 40% of a director's annual retainer must be taken in the form of DSUs. They may elect to receive up to 100% of their annual retainer, committee retainer and attendance fees in DSUs. See "Director Share Ownership Policy."

3.   The number of DSUs credited to a director's account is calculated by dividing the value of the DSUs by the mean of the high and low reported price at which Common Shares were traded on the TSX on the day preceding the grant date.

4.   Philip J. Dingle was appointed as a director of Talisman on October 20, 2008. Pursuant to the Director Share Ownership Policy, Mr. Dingle's participation in the DSU Plan would have commenced May 1, 2009, however, Mr. Dingle resigned effective February 22, 2009.

Director Share Ownership Policy

In August 1998, the Board adopted a program regarding director ownership of Talisman Common Shares, which was subsequently updated by the Company's Governance and Nominating Committee in May 2004. In May 2005, the Governance and Nominating Committee further revised the Director Share Ownership Policy to link the amount of required director ownership levels to annual retainers for Board members. The program requires non-executive directors to own a minimum number of Common Shares and DSUs, to be accumulated over a five-year period. To correspond with the director election cycle, a year refers to May 1 to April 30. The number of Common Shares or DSUs to be owned is linked to a multiple of the annual retainer received by a director. The following accumulation schedule for non-executive directors is currently in effect:

Timetable [1]	Multiple of Common Shares and/or Deferred Share Units to be Accumulated by all Non-Executive Directors [2,3]
End of Year 1	0.6 × Annual Retainer
End of Year 2	1.2 × Annual Retainer
End of Year 3	1.8 × Annual Retainer
End of Year 4	2.4 × Annual Retainer
End of Year 5	3.0 × Annual Retainer

1. Refers to years of service as opposed to calendar years. Year 1 is deemed to have commenced on May 1, 2004 for all individuals who were directors at that date, and will commence on May 1 of such later year during which any new individual is (a) elected director of the Company or (b) appointed as Chairman of the Board.

2. John A. Manzoni as President and Chief Executive Officer is required to comply with the Company's Executive Share Ownership Guidelines described in this Circular.

3. The Company does not currently intend to grant stock options to non-executive directors.

Irrespective of a non-executive director's actual Common Share or DSU ownership, a minimum of 40% of the annual Board retainer must be received in the form of DSUs. In addition, a director may voluntarily elect that all or a portion of his or her Board and committee retainer and Board and committee attendance fees be allocated to the DSU program. In December 2008, the Governance and Nominating Committee revised the Director Share Ownership Policy. Directors who do not meet the requirements of the Director Share Ownership Policy have 12 months to meet the thresholds again. Accordingly, these directors must either elect to receive a higher portion of their fees in the form of DSUs, or otherwise acquire shares of the Company until they are in compliance with the accumulation schedule listed above.

All directors elected at the last shareholders' meeting own shares or DSUs of the Company that meet or exceed the levels of ownership set by the internal program described previously. The following table sets out each independent director's equity ownership in the Company as at April 30, 2008.

| Name | Years of Service [1] | Ownership Requirement ($) | Equity Ownership as at April 30/08 | | Total Value of Equity Investment at April 30/08 [3] ($) | Minimum Share Ownership Requirement Met? |
			Common Shares (#)	DSUs [2] (#)		
Douglas D. Baldwin	4	792,000	37,500	100,411	2,629,963	☑
William R.P. Dalton	2	132,000	0	10,228	195,048	☑
Philip J. Dingle	0	0	0	0	0	☑
Kevin S. Dunne	4	264,000	9,000	19,127	536,382	☑
Lawrence G. Tapp	4	264,000	21,366	17,183	735,129	☑
Stella M. Thompson	4	264,000	22,500	29,229	986,472	☑
John D. Watson	0	0	20,000	3,536	448,832	☑
Robert G. Welty	4	264,000	22,500	28,101	964,961	☑
Charles R. Williamson	2	132,000	0	21,439	408,842	☑
Charles W. Wilson	4	264,000	9,000	42,489	981,895	☑
Total			141,866	271,743	7,887,524	

1. Year 1 is deemed to have commenced on May 1, 2004 for all directors except for: (1) Messrs. Dalton and Williamson whose Year 1 commenced on May 1, 2006; and (2) Mr. Watson whose Year 1 commenced on May 1, 2008. Mr. Dingle's Year 1 would have commenced on May 1, 2009, however, he resigned effective February 22, 2009.

2. Includes a grant of DSUs to directors May 9, 2007 and April 30, 2008.

3. For purposes of calculating ownership levels, the Director Share Ownership Policy requires that an annual average of the Company's Common Share trading price be used. The annual average share trading price on the TSX for the period May 1, 2007 to April 30, 2008 was $19.07.

Deferred Share Unit Plan

Effective January 1, 2001, Talisman adopted a Deferred Share Unit Plan for non-employee directors (the "DSU Plan"). Under the DSU Plan, non-employee directors of Talisman may, in addition to their mandatory allocations required under the Director Share Ownership Policy, elect to receive all or part of their cash compensation in the form of DSUs. The DSU Plan enhances the alignment of director and shareholder interests in that the value of the units directly tracks the performance of the Common Shares. Under the DSU Plan, DSUs are allocated to a notional account on a quarterly basis by dividing the amount of compensation that the director has elected to receive in DSUs by the fair market value of Talisman's Common Shares. A participant in the DSU Plan is not entitled to the benefit of the value of his or her DSU Plan account until such time as the participant ceases to be a director of Talisman. No shares are issued under this plan. The DSU Plan was modified in 2006 to allow for the separate granting of DSUs. These DSUs are reported in the above fee schedule and are exclusive of the DSUs that are granted to directors in lieu of Board and committee retainer fees and Board and committee attendance fees. In 2008, the Board of Directors approved amendments to the DSU Plan to ensure continuing compliance with Section 409A of the US Internal Revenue Code.

Director Stock Option Plan

Non-executive directors are eligible to participate in the Director Stock Option Plan (the "DSOP"), implemented in 1998. The DSOP was amended in 2003 to include the cash payment feature on all existing and future options. Options are fully vested after three years and expire if not exercised within 10 years of issuance. No stock options have been granted to non-executive directors since 2003. As a result of changes to the compensation structure for non-executive directors, Talisman does not intend to grant further stock options under this plan.

Outstanding Share-Based Awards & Option-Based Awards

As at December 31, 2008, the following stock options and DSUs are outstanding:

	Option-Based Awards				Share-Based Awards	
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised in-the-money options ($)	Number of Shares or Units of Shares that have not vested [1] (#)	Market or Payout Value of Share-Based Awards that have not vested ($)
Douglas D. Baldwin[2]	45,000 63,000	7.19 6.60	March 12, 2012 March 6, 2013	576,090	109,974	1,338,480
William R.P. Dalton	–	–	–	–	12,807	155,990
Kevin S. Dunne	–	–	–	–	21,823	265,806
Lawrence G. Tapp[2]	–	–	–	–	20,157	245,507
Stella M. Thompson	45,000	6.60	March 6, 2013	251,100	32,361	394,159
John D. Watson	–	–	–	–	11,124	135,490
Robert G. Welty	90,000	6.31	May 8, 2013	528,300	32,772	399,159
Charles R. Williamson	–	–	–	–	29,881	363,948
Charles W. Wilson	90,000	6.31	May 8, 2013	528,300	45,492	554,090

1. Includes outstanding equity DSU grants and Board and committee retainer and Board and committee attendance fees credited in DSUs.

2. Mr. Baldwin and Mr. Tapp will be retiring on April 29, 2009.

information relating to the company

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has an ESOP and a DSOP pursuant to which it has granted options to purchase Common Shares of the Company. The Company intends to continue to grant options under the ESOP, but does not intend to grant any further options under the DSOP. The ESOP and DSOP (collectively the "Option Plans") are the only equity compensation plans that provide for the issuance of shares of the Company and both have been approved by the shareholders.

The following table provides information as at December 31, 2008 and March 1, 2009, with respect to Common Shares authorized for issuance under the Option Plans.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options (b)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [1] (c)
Equity compensation plans approved by securityholders	64,877,521 (Dec. 31) 64,590,338 (March 1)	$15.14 (Dec. 31) $15.19 (March 1)	45,709,050 (Dec. 31) 45,927,608 (March 1)
Equity compensation plans not approved by securityholders	–	–	–
Total	64,877,521 (Dec. 31) 64,590,338 (March 1)	$15.14 (Dec. 31) $15.19 (March 1)	45,709,050 (Dec. 31) 45,927,608 (March 1)

1. Includes 6,597,000 Common Shares remaining available at December 31, 2008 under the DSOP, in respect of which the Company does not currently intend to grant any further options.

Employee Stock Option Plan

The purpose of the ESOP is to promote the interests, growth and development of the Company by providing employees with the opportunity to acquire an increased proprietary interest in the Company. The granting of options only has value to the extent that additional shareholder value is created over time. Options are viewed as an important aspect of total compensation for employees, serving to align their interest with those of the shareholders.

As at December 31, 2008, there were 64,544,521 Common Shares, representing 6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 39,112,050 Common Shares, representing 4% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP. (There were 64,257,338 Common Shares representing 6% of the Company's issued and outstanding Common Shares, subject to outstanding options under the ESOP, and 39,330,608 Common Shares, representing 4% of the Company's issued and outstanding Common Shares, remaining available for issuance under the ESOP as at March 1, 2009.) The number of Common Shares subject to option in favour of any one employee shall not exceed 5% of the total number of Common Shares outstanding at the time of adoption of the ESOP.

The Board has delegated to the MSCC the authority to grant options pursuant to the ESOP.

The MSCC may designate any permanent employee of the Company (or any of its subsidiaries) as individuals who are eligible to receive option awards under the ESOP. The vesting period of options is set at the MSCC's discretion but options generally vest after three years, subject to early vesting provision in the event of a change of control, upon an employee becoming eligible to retire, or death. The term of an option, while set at the MSCC's discretion, shall not extend for a period of more than 10 years from the date upon which it is granted. The grant price of an option is set by the MSCC but must not be less than the mean of the high and low reported prices at which Common Shares were traded on the TSX on the last business day before the date on which such option is granted or, if no trade is reported on that day, not less than the mean of the bid and ask quotations on the TSX for the Common Shares at the close of business on that day.

In determining such eligible individuals and the number of Common Shares to be covered by an option, the MSCC considers the length of service of each employee and the duties, remuneration and present and potential contribution to the success of the Company by each employee. Options are not transferable and all options may be exercised only by the optionholder, or after his or her death, only by his or her legal representative.

All options include a cash payment feature, which provides the optionholder the right to surrender the exercisable option for cancellation in return for a cash payment from the Company. The cash payment is based on the number of options cancelled, multiplied by the amount by which the market price of the Common Shares at the time of surrender (based on market trading prices the day prior to exercise) exceeds the grant price of the option. The inclusion of the cash payment feature enables the Company to provide similar benefits to optionholders without increasing the outstanding Common Shares, to the extent that optionholders use this feature. The Common Shares subject to any option that is surrendered pursuant to the cash payment feature are available for future options granted under the ESOP, as is the case for options which expire or are cancelled without having been exercised.

In addition, under the terms of the Company's standard employee stock option agreement, options expire on the earlier of the expiry date and 24 months after an employee's retirement. Upon resignation, options are terminated on the earlier of the expiry date and the close of business on the last business day of work. In the event employment is terminated with cause, options are terminated on the earlier of the expiry date or on the fifth business day after termination. In the event employment is terminated without cause, unvested options that vest within the notice period will vest on the vest date and will expire on the earlier of the expiry date and that date which is six months after the vest date. Vested options will expire on the earlier of the expiry date or six months following the date that the Company gives notice of termination.

The Board may, without shareholder approval, from time to time alter or amend the ESOP provided that the maximum aggregate number of Common Shares that may be optioned or issued shall not increase (other than from adjustments due to subdivision, consolidation or reclassification of the Common Shares) and the manner of determining the grant price shall not be altered.

Director Stock Option Plan

The provisions of the DSOP are substantially similar to the ESOP described above. As at December 31, 2008, there were 333,000 Common Shares, representing 0.03% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP. (There were 333,000 Common Shares, representing 0.03% of the Company's issued and outstanding Common Shares, subject to outstanding options under the DSOP as at March 1, 2009). As noted above, although there are 6,597,000 Common Shares remaining available for issuance pursuant to the DSOP, the Company does not intend to grant any further options under the DSOP.

Indebtedness of Directors and Officers

No director, proposed nominee for director, officer (nor associates of these individuals), employee, or former director, officer or employee of the Company or any of its subsidiaries is currently indebted to the Company.

Interests of Informed Persons in Material Transactions

The Company is not aware of any material interests, direct or indirect, of any "informed person" of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since January 1, 2008, or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the determination above, "informed person" means: (a) a director or Executive Officer of the Company; (b) a director or Executive Officer of a company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

The Company complies with the conflict of interest requirements of the *Canada Business Corporations Act* on an ongoing basis. Directors and officers are required to disclose to the Company, in writing or by requesting to have it entered into the minutes of meetings of directors or of meetings of committees of directors, the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Company, under certain elaborated circumstances. Directors and officers are reminded at least annually of their ongoing statutory requirement to declare their interests in a material contract or a material transaction. The Chairman may, as a result of any disclosures made, require an affected director to abstain from a vote on the relevant matter in accordance with the statutory requirements. In addition, directors must comply with the conflict of interest provisions of the Company's Policy on Business Conduct and Ethics.

Statement of Corporate Governance Practices

The Company's Statement of Corporate Governance Practices is set out in Schedule A to this Circular.

Audit Committee Information

Additional disclosure regarding the Audit Committee (including, but not limited to the full text of the Audit Committee's Terms of Reference, a description of Audit Committee members' education and experience, and a summary of external auditor service fees), is contained in Schedule C to the Company's Annual Information Form for the year ended December 31, 2008.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting must comply with applicable provisions of the *Canada Business Corporations Act*. The Company will include a shareholder proposal in the management proxy circular prepared in connection with the annual meeting of shareholders in 2010 provided that such a proposal is received by the Corporate Secretary in the Company's principal executive office on or before December 4, 2009 and provided that such a proposal is required to be included in the Company's management proxy circular pursuant to the applicable terms of the *Canada Business Corporations Act*.

Directors' and Officers' Liability Insurance

The Company carries directors' and officers' liability insurance to a maximum of U.S.$100,000,000 per claim, subject to an aggregate annual limit of U.S.$100,000,000 for all directors and officers. This policy covers all directors and officers and various senior managers of the Company and its subsidiaries. There is no deductible applicable to the policy. The premium payable by the Company for the year January 1, 2009 to January 1, 2010 is U.S.$576,859. No directors, officers or managers pay any portion of the premium.

Additional Information

Information related to the Company is available on SEDAR at www.sedar.com. Financial information for the fiscal year ended December 31, 2008 is provided in the Company's comparative audited consolidated financial statements and annual management's discussion and analysis ("MD&A").

Copies of this Circular, the Annual Financial Report, which contains the comparative audited consolidated financial statements of the Company and the annual MD&A, any interim financial statements of the Company subsequent to those statements contained in the Annual Financial Report, and the Company's Annual Information Form for the fiscal year ended December 31, 2008 as filed with Canadian securities commissions and with the United States Securities and Exchange Commission under Form 40-F, may be obtained without charge by contacting the Corporate and Investor Communications Department, Talisman Energy Inc., Suite 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at tlm@talisman-energy.com.

Directors' Approval

The contents and the sending of this Circular have been approved by the directors of the Company.



C. Tamiko Ohta
Corporate Secretary
March 4, 2009

schedule a – statement of corporate governance practices

table of contents

1. Overview   **51**

2. Board Size and Committee Structures   **51**

    2.1 Board Size   51

    2.2 Board Committees   51

3. Independence of Directors   **52**

    3.1 Independence Determinations – Directors   52

    3.2 Independence Determinations – Board Committees   53

    3.3 Other and Interlocking Directorships   53

    3.4 In Camera Sessions   53

4. Director Selection and Succession Planning   **54**

    4.1 Director and Chairman Selection Process   54

    4.2 Director Competencies and Expectations   55

    4.3 List of Director Candidates   56

    4.4 Director Succession Policy – Term Limits, Tenure and Retirement   56

    4.5 Majority Voting for Directors   56

5. Director Orientation and Continuing Education   **57**

    5.1 Director Orientation   57

    5.2 Continuing Education for Directors   57

6. Performance Assessments   **58**

    6.1 Board Assessment   58

    6.2 Assessment of Individual Directors   58

    6.3 Assessment of Board Committees   58

    6.4 Assessment of Committee Chairs   59

    6.5 Assessment of Chairman of the Board   59

7. Share Ownership Guidelines and Policies   **59**

    7.1 Director Share Ownership Policy   59

    7.2 Executive Share Ownership Guidelines   59

8. Terms of Reference and Committee Activities   **59**

    8.1 Responsibilities of the Board   59

    8.2 Responsibilities of the Audit Committee   61

       8.2.1 Audit Committee Report   63

    8.3 Responsibilities of the Executive Committee   63

    8.4 Responsibilities of the Governance and Nominating Committee   64

    8.5 Responsibilities of the Management Succession and Compensation Committee   65

    8.6 Responsibilities of the Reserves Committee   66

    8.7 Responsibilities of the Health, Safety, Environment and Corporate Responsibility Committee   66

    8.8 Roles and Responsibilities of the Chairman of the Board   67

    8.9 Roles and Responsibilities of the Chief Executive Officer   67

9. Policy on Business Conduct and Ethics   **68**

10. Shareholder Communications   **68**

statement of corporate governance practices

1. Overview

The Company's corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201 (collectively, the "CSA Rules"), all of the New York Stock Exchange ("NYSE") corporate governance listing standards applicable to foreign private issuers and substantially all of the NYSE corporate governance listing standards applicable to United States ("U.S.") companies. As required by the NYSE corporate governance listing standards, the Company has disclosed, on its website at www.talisman-energy.com, the significant differences between its corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE.

Summaries of the mandates of the Board, its committees (including position descriptions for the Chair of each committee), the Chairman and the Chief Executive Officer may be obtained from the Company website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com. The Terms of Reference for the Board are reproduced in their entirety in this Schedule. In addition, the Terms of Reference for the Audit Committee are reproduced in their entirety in Schedule C to the Company's Annual Information Form for the year ended December 31, 2008.

2. Board Size and Committee Structures

2.1 Board Size

The Articles of the Company provide that the Board of Directors shall, by way of resolution, fix the number of directors from time to time, such number being not less than four and not more than 20. In addition, the Governance and Nominating Committee is responsible for reviewing periodically the size of the Board to ensure its continued effectiveness (including, without limitation, facilitating effective decision-making).

In October 2008, the Governance and Nominating Committee considered the optimal size of the Board as part of its succession planning process. Recognizing the commitments required to adequately fulfil the duties of the six standing Board Committees, the Governance and Nominating Committee determined that the optimal size of the Board is currently between 10 and 12 members. For the purposes of the Meeting, the size of the Board has been fixed at 11 members.

2.2 Board Committees

In April 2008, the Governance and Nominating Committee reviewed the Board Committee structure using feedback from the January 2008 director assessment process described in Section 6 below. Following consideration of the appropriate governance structures and the most effective use of director resources, the Governance and Nominating Committee recommended the simultaneous disbanding of the Pension Funds Committee and the constitution of a new Health, Safety, Environment and Corporate Responsibility Committee ("HSECR Committee"). The Board approved these Committee changes in April 2008.

Subsequent to the disbanding of the Pension Funds Committee, the Governance and Nominating Committee considered amendments to the Company's pension governance structure. The Governance and Nominating Committee also reviewed changes to the terms of reference of each of the Board of Directors, the Audit Committee, and the Management Succession and Compensation Committee ("MSCC") which give effect to the updated pension governance structures. The Board approved the amendments to the pension governance structure, as well as the related amendments to the terms of reference noted above, in October 2008. Under the amended pension governance structure, the Board has delegated responsibility to oversee the administration and fund management of various pension plans to a management committee with regular reporting to the Board of Directors. Amendments to the terms and conditions of the pension plans maintained by the Company require approval by the MSCC; the hiring or termination of an auditor for pension financial statements, as well as the approval of any financial statements related to pension plans, require approval by the Audit Committee. The Board of Directors continues to be responsible for approving the funding policy for the Company's defined benefit pension plans, as well as for ensuring compliance with the pension governance structures noted above.

The Board of Directors has six committees: the Audit Committee, the Executive Committee, the Governance and Nominating Committee, the MSCC, the Reserves Committee and the HSECR Committee. With the exception of the Executive Committee, for which there are no regularly scheduled meetings, the Committees of the Board convene in accordance with an annually developed schedule.

3. Independence of Directors

3.1 Independence Determinations – Directors

The CSA Rules state that a board should have a majority of independent directors. An independent director is defined as an individual who has no direct or indirect material relationship with the Company (that is, a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment). Throughout 2008, the Board made the following conclusions regarding the Company's compliance with the majority independent requirement of the CSA Rules and National Instrument 52-110 ("NI 52-110"):

- From January to October 2008, the Board of Directors was comprised of 10 directors, nine of whom qualified as independent directors. From January to October 2008, the only related director was John A. Manzoni, President and Chief Executive Officer of the Company.

- From October 2008 to February 22, 2009, the Board of Directors was comprised of 11 directors, 10 of whom qualified as independent directors. From February 22, 2009 to the date of this Circular, the Board of Directors has been comprised of 10 directors, nine of whom qualified as independent directors. From October 2008 to the date of this Circular, the only related director has been John A. Manzoni, President and Chief Executive Officer of the Company.

In accordance with a NYSE corporate governance listing standard that listed companies must have a majority of independent directors, the Board has determined that none of the 10 unrelated directors who are standing for election has any material relationship with the Company (other than serving as a director of the Company). Therefore, the Board has determined that all such 10 unrelated directors (being Christiane Bergevin, Donald J. Carty, William R.P. Dalton, Kevin S. Dunne, Stella M. Thompson, John D. Watson, Robert G. Welty, Charles R. Williamson, Charles W. Wilson and Charles M. Winograd) are independent as defined by the rules of the NYSE. The basis for and results of the independence determinations made by the Board of Directors follow in tabular form:

Name of Director	Independent (I)/ Non-Independent(NI)	Relationship(s) examined and basis for determination
Christiane Bergevin	I	Current director of Caisse de dépôt et placement du Québec, a shareholder of the Company. [1]
Donald J. Carty	I	Director and former executive of Dell Inc. [2]
William R.P. Dalton	I	Former executive of HSBC Bank plc. Director of AEGIS Managing Agency for Lloyds of London Syndicate 1225. [2]
Kevin S. Dunne	I	No relationships requiring examination.
John A. Manzoni	NI	Executive Officer of the Company. Determined as non-independent pursuant to CSA Rules, NI 52-110 and NYSE standards.
Stella M. Thompson	I	No relationships requiring examination.
John D. Watson	I	Former executive of EnCana Corporation. [2]
Robert G. Welty	I	No relationships requiring examination.
Charles R. Williamson	I	Former executive of Unocal Corporation (now Chevron Corporation); director of Weyerhauser Inc. [2]
Charles W. Wilson	I	Director of Akita Drilling Ltd. [3]
Charles M. Winograd	I	Director of RBC Dexia Investor Services Ltd. and former executive of RBC Capital Markets. [2]

1. The Company's securities that are held by the Caisse de dépôt were purchased at arm's-length and at market prices in the secondary market. The Caisse de dépôt is not considered an insider of the Company.

2. The relationship the Company has with each of the companies listed was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; the termination of a relationship with any of these companies in the normal course of business would not reasonably be expected to have a material and adverse effect on the financial condition, results of operations or business of such companies.

3. The Company's relationship to Akita might be material to Akita; however: (i) the relationship that the Company has with Akita was entered into on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances; and (ii) Mr. Wilson's personal economic exposure to Akita is not material to him.

The composition of the Board, including the independence of the Chairman, ensures that the Board has in place appropriate structures and procedures to ensure that the Board can function independently of management.

3.2 Independence Determinations – Board Committees

All committees of the Board of Directors are currently composed entirely of unrelated, independent directors with the exception of the Executive Committee and the HSECR Committee, the majority of whose members are unrelated and independent. A tabular form showing the independence of the Board Committees as they were constituted on the date of this Circular follows.

The Committee memberships noted below will be updated at a directors' meeting to be held immediately following the conclusion of the Meeting. It is expected that, with the exception of the Executive and HSECR Committees (the majority of whose members will be independent), all Board Committees constituted after the Meeting will be composed of independent directors.

	Executive	Audit	MSCC	Governance and Nominating	Reserves	HSECR
Not Independent						
John A. Manzoni	X					X
Independent						
Douglas D. Baldwin	X (Chair)		X	X	X	
William R.P. Dalton		X		X (Chair)		
Kevin S. Dunne					X	X (Chair)
Lawrence G. Tapp			X (Chair)			
Stella M. Thompson	X		X			X
John D. Watson		X		X		
Robert G. Welty		X (Chair)		X		
Charles R. Williamson	X		X	X		
Charles W. Wilson		X			X (Chair)	X

3.3 Other and Interlocking Directorships

Certain directors of the Company serve as directors of other reporting issuers. Disclosure of these directorships, as well as non-public directorships which require a significant portion of a director's time, is contained in the Circular under the heading "Election of Directors". There are currently no interlocking directorships among the director nominees listed in this Circular.

The Board has not adopted a formal policy limiting the number of outside directorships of the Company's directors. However, the Governance and Nominating Committee monitors the amount of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Company.

3.4 In Camera Sessions

The Chairman of the Board is required to ensure that upon completion of the business of all meetings of the Board, the directors have the opportunity to hold discussions without management present. Various Committees regularly hold in camera sessions without management present. The Audit Committee holds private sessions with each of the external auditor, the Vice-President of Internal Audit and senior management following each regularly scheduled Committee meeting. Similarly, the Reserves Committee holds private sessions with the Internal Qualified Reserves Evaluator following each regularly scheduled Committee meeting.

A tabular form of the in camera sessions of the Board and its Committees in 2008 follows.

Board/Board Committee [1]	Number of In Camera Sessions Held at Regularly Scheduled Meetings
Board	5
Audit	5
MSCC	4
Governance and Nominating	3
Reserves	2
HSECR	2

1. The Executive Committee did not hold any meetings in 2008.

4. Director Selection and Succession Planning

The Governance and Nominating Committee is responsible for:

- Identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board nominees for election to the Board;

- Establishing a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills and experience of Board members, retirement dates and the strategic direction of the Company as well as the competencies and skills the Board, as a whole, should possess; and

- Ensuring there is a succession plan for the position of the Chairman of the Board.

Director succession was of particular focus to the Governance and Nominating Committee in 2008 given the following:

- Douglas D. Baldwin, the current Chairman of the Board, has reached the mandatory retirement age. In December 2007, the Board waived the mandatory retirement age for Mr. Baldwin and requested that, subject to his re-election as a director at the April 30, 2008 annual shareholders' meeting, that he continue as Chairman of the Board until 2009 when his successor will be appointed. Mr. Baldwin will not be seeking re-election as a director at the Meeting and will resign as Chairman of the Board at the completion of the Meeting.

- Lawrence G. Tapp, the Chairman of the Management Succession and Compensation Committee, has also reached the mandatory retirement age. The Board also waived the mandatory retirement age for Mr. Tapp in December 2007. Mr. Tapp will not be seeking re-election as a director at the Meeting.

- Robert G. Welty, Chairman of the Audit Committee, and Charles W. Wilson, Chairman of the Reserves Committee, will reach the mandatory retirement age before the 2010 annual shareholders' meeting.

4.1 Director and Chairman Selection Process

The Governance and Nominating Committee established a more comprehensive director selection process in 2008 which is fully integrated with the annual director assessments described in Section 6. The following is a description of the director and Chairman selection process undertaken in 2008 and early 2009:

- Extensive discussions were held between the current Chairman of the Board and each of the Chief Executive Officer and the Chairman of the Governance and Nominating Committee to discuss both the selection of new directors and the selection of a new Chairman of the Board.

- Egon Zhender International ("Egon Zhender"), an executive search firm, was engaged by the Governance and Nominating Committee to assist in finding qualified candidates who meet the relevant selection criteria.

- Egon Zhender was also engaged to assist in developing a more comprehensive process to develop further insights regarding the Board composition and effectiveness.

- Egon Zhender contacted the directors to discuss current Board makeup, future competencies and structure. The results of the interviews held were also used as part of the performance assessments described in Section 6 below.

- The Governance and Nominating Committee considered director succession at each of its regular meetings in 2008. In addition, the Committee held a special meeting in October 2008 to discuss the findings of the individual interviews noted above and to confirm the process for identifying new director candidates.

- The Governance and Nominating Committee held a special meeting in November 2008 to consider and consolidate a list of additional director candidates. The results of the Committee's review were communicated to the Board of Directors in December 2008.

- The skills matrix described in Section 4.2 below was updated in 2008. Consideration was also given to the expectations of new directors and the ideal personal attributes of Board members.

- In March 2009, the Governance and Nominating Committee considered the succession process for the Chairman of the Board.

- Christiane Bergevin, Donald J. Carty and Charles M. Winograd, who are all considered independent, are nominated for election as directors at the Meeting.

The Governance and Nominating Committee expects to continue its focus on succession planning in 2009.

4.2 Director Competencies and Expectations

In 2004, the Governance and Nominating Committee adopted screening and assessment guidelines to assist in the process of identifying new Board members. To further assist in the director selection process, the Governance and Nominating Committee also created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company's governance framework and current Board composition. This skills matrix was updated in 2006, and again in 2008 as part of the director selection process described above.

The current skills matrix includes the following ideal skills and experience of director candidates:

- broad international experience;

- technical oil and gas expertise, with particular focus on exploration and production;

- service on other public company boards;

- senior executive experience, including experience as a Chief Executive Officer;

- global capital markets experience;

- financial acumen or financial expert;

- integration experience;

- strategic expertise;

- undertaking of the public sector side of commerce, including experience with government, regulatory organizations or Non-Governmental Organizations;

- public relations and communications experience; and

- experience with health, safety and environmental matters.

In addition to the skills matrix, the Governance and Nominating Committee considers all director candidates against various personal attributes which it believes contribute to an effective director and an effective Board generally.

While the skills matrix described above provides the Governance and Nominating Committee with a framework for assessing director candidates, it is not meant to limit the scope of the review. Each candidate is reviewed against his or her specific experiences and perspectives to assess their potential effectiveness as a director.

In addition, the Governance and Nominating Committee also reviews all existing and future commitments of each candidate, including other directorships, to determine: (a) if they impact a candidate's independence or pose a potential conflict of interest; and (b) whether the candidate will be able to devote sufficient time and commitment to his or her duties as a Board member.

4.3 List of Director Candidates

The Company maintains a list of potential Board members which was used in the director selection process noted above.

4.4 Director Succession Policy – Term Limits, Tenure and Retirement

The Board of Directors has adopted a policy regarding Board succession (the "Board Succession Policy"). The Board Succession Policy states that an independent director should offer to resign if he or she has ceased to be independent. Board members are also required to advise the Chairman of the Governance and Nominating Committee where there is a significant change in the member's personal status, including a negative change in public profile, or significant changes in employment or health. Upon receipt of any such notification, the Governance and Nominating Committee will consider the member's change in status in light of the Company's recruitment criteria and Board succession plans and, depending on the results of those deliberations, may request the member's resignation from the Board of Directors.

In 2008, the Governance and Nominating Committee considered whether to impose term limits on directors and on the position of the Chairman of the Board. Subsequent to this review, the Board Succession Policy was amended to provide that Board members will offer their resignations on the 10th anniversary of the members' first election or appointment with the expectation that, unless otherwise determined by the Governance and Nominating Committee, they will not be nominated for election at the next annual shareholders' meeting. The Governance and Nominating Committee, following a focused assessment of the member's areas of principal contribution against the overall composition and needs of the Board, has the discretion to recommend the member's continued nomination as a director. A review of the Chairman of the Board will occur after three years, with a possible extension of the Chairman's position of up to a further three years.

The Board Succession Policy establishes a mandatory retirement age of 70 for directors. No waivers to the mandatory retirement age limit were granted with regards to the nominees for director listed in this Circular.

4.5 Majority Voting for Directors

On February 28, 2007, the Board adopted a Majority Voting Policy which relates to the election of directors. This policy requires that any nominee for director who, on a ballot taken on the election of directors, has a greater number of votes withheld from voting than the number of votes received for his or her election shall tender his or her resignation to the Chairman of the Board of Directors, subject to acceptance by the Board. The policy only applies to uncontested elections, meaning elections where the number of nominees for election is equal to the number of directors to be elected as set out in the management proxy circular for the particular meeting. The Governance and Nominating Committee is required to consider the resignation, having regard to the best interests of the Company and all factors considered relevant and to make a recommendation to the Board with respect to the action to be taken with respect to the resignation. The Board is required to make its decision and announce it in a press release within 90 days of the annual meeting including, if applicable, the reasons for rejecting a resignation offer. A director who is required to tender a resignation under the policy will not participate in the deliberations of the Governance and Nominating Committee or the Board on any resignation offers from the same meeting unless there are fewer than three directors who are not required to tender a resignation, in which event the Board will proceed in making the determination. If a resignation is accepted, the Board may fill the vacancy created by the resignation.

5. Director Orientation and Continuing Education

5.1 Director Orientation

The Company has an orientation and development program for new directors which includes the following:

- All new directors are provided with a Director Information Binder which includes, among other things, a detailed history of the Company, copies of corporate and Board policies, and the Terms of Reference of the Board and its Committees. New directors are expected to review and become familiar with its contents.

- Following the appointment or election of a new Board member, the Corporate Secretary conducts an orientation session with each new director to discuss Board governance structures, director compensation, and administrative and regulatory procedures associated with director appointments.

- The Corporate Secretary also coordinates a full day orientation session with new directors to review the Company's business, expectations of directors, current issues and opportunities, and corporate goals and objectives. New directors are introduced to executives and key employees and provided with an overview of the Company's operations and strategic objectives.

5.2 Continuing Education for Directors

The Company regularly provides directors with opportunities to increase their knowledge and understanding of the Company's business. The Board visits one of the Company's international locations, major domestic facilities or operating areas on an annual basis. Briefings on strategic issues are completed on an ongoing basis, but specifically at an annual strategy session, which typically includes reviews of the competitive environment, the Company's performance relative to its peers, and any other developments that could materially affect the Company's business. In April 2008, a special strategy session of the Board was held to review the conclusions of the Company's strategic review process.

Since March 2008, the orientation and continuing education activities of the Board and its members have included the following:

- introductions to various key personnel of the Company's subsidiary and joint operating companies in Vietnam (all Board members);

- an external presentation on the Asia Pacific gas view, including an liquefied natural gas ("LNG") market review (all Board members);

- an external presentation on the macro-economic climate in Vietnam (10 Board members);

- presentations from the country managers for each of Vietnam, Malaysia and Indonesia, as well as a Southeast Asia overview from the Executive Vice-President, International Operations (East) (10 Board members);

- an educational presentation on director liability regarding health, safety, and environment ("HSE") matters, as well as an external presentation on best practices for HSE committees (HSECR Committee);

- two educational presentations on International Financial Reporting Standards (Audit Committee); and

- an educational presentation on the U.S. Securities and Exchange Commission ("SEC") proposed oil and gas reporting requirements (Reserves Committee).

All Committees regularly receive informational papers on topics related to the particular committee mandate as part of their Board and Board Committee mailings. Board members are canvassed on an annual basis to determine whether they have educational needs on topics specific to the Company.

In addition to the above, directors pursue individual opportunities such as through educational webcasts hosted by the Company's external auditors. John D. Watson and Stella M. Thompson have also been awarded the ICD.D designation by the Institute of Corporate Directors.

6. Performance Assessments

Assessments of the Board, its Committees, and individual directors (including special assessments of the Chairman of the Board and Committee Chairs) are conducted on an annual basis. The following describes the processes by which these assessments are conducted:

The terms of the mandate of the Board ensure that the Company annually confirms or redetermines its long-term strategy and strategic objectives and sets its budget and development plan for the ensuing three-year period. This process produces specific annual and longer term goals for the Company that are further developed into performance plans for each of the executive officers of the Company based upon that executive officer's role in the Company. Through this process, each executive officer (including the President and Chief Executive Officer) individually, and the executive officers as a whole, are made directly responsible for achieving the annual and medium term goals of the Company. A significant portion of the annual compensation of each executive officer is based upon achieving these Company and individual goals.

6.1 Board Assessment

Directors complete an annual questionnaire which assesses the Board's effectiveness and performance against its terms of reference. The questionnaire includes both quantitative and qualitative commentary, and solicits feedback on other areas such as director education and Board succession. The questionnaire is administered by the Corporate Secretary, who compiles and analyzes the results. A summary of the responses to the questionnaire, without attribution to individual Board members, is provided to the Chairman of the Board and the Chairman of the Governance and Nominating Committee for review. The Chairman of the Board provides a report to the Board in the first quarter of each year outlining the data and conclusions of the Board assessment process.

As a result of the Chairman's report, Board members identify areas of improvement and communicate their discussions to management for implementation as required. In 2008, based on feedback from directors, the Board Committee structure was reviewed and updated as described in Section 2. In addition, it was determined that individual interviews with directors resulted in more substantive comments than the annual questionnaire. In an effort to continuously improve this process, the format and focus of the written questionnaire was updated in 2008.

6.2 Assessment of Individual Directors

The annual questionnaire assessing Board effectiveness provides directors with the opportunity to comment on the performance of individual directors. Recognizing the sensitive nature of this assessment, the Chairman of the Board also conducts individual interviews with each director to solicit feedback on the performance of their peers. The results of the Chairman's interviews are communicated, again without attribution to individual Board members, to the Board in the first quarter of each year.

In 2008, Egon Zhender was engaged to conduct individual interviews with directors with a view to enhancing the director succession planning process described in Section 4. These third party interviews were also considered to be an enhancement of the individual director assessment process in that Egon Zhender also asked each director to comment on the effectiveness of individual directors and the Board as a whole. The results of the third party interviews were communicated to the Governance and Nominating Committee in October 2008. The Chairman of the Governance and Nominating Committee also communicated the results of the external review to the Board in October 2008.

Also in 2008, the Board Succession Policy was amended to provide that, on the 10th anniversary of a director's first election or appointment to the Board, the Governance and Nominating Committee will undertake a focused review of the director's contribution to the Board. See Section 4.4 above.

6.3 Assessment of Board Committees

Each Committee Chair is responsible for conducting a review of his or her Committee's performance over the past year. The Committee may utilize a written questionnaire which asks them to assess Committee performance against specific terms of reference, as well as comment on communications, presentations, reporting and other items which assist the Committee in fulfilling its mandate. Each Committee Chair reviews and summarizes the results of the review, which are then discussed with the

Chairman of the Board. Areas for improvement are reported to the full Board through the Chair's overall performance assessment discussed above.

Each Board Committee is asked on an annual basis to consider whether changes to its Terms of Reference are required. All changes to Terms of Reference are reviewed by the Governance and Nominating Committee before recommendations are made to the Board.

6.4 Assessment of Committee Chairs

Members of each Committee are asked to annually assess and comment on the performance and knowledge of each Committee Chair. As part of his individual director interviews, the Chairman of the Board asks Board members to comment on the effectiveness of the Committee Chairs with whom they serve. Adjustments are made in April of each year to the Committee Chairs after each annual shareholders' meeting which incorporate the results of the Committee Chair assessments.

6.5 Assessment of Chairman of the Board

The Chairman of the Governance and Nominating Committee conducts an annual assessment of the Chairman of the Board. Individual responses are received by the Chairman of the Governance and Nominating Committee, who summarizes the results and reports areas for improvement to the full Board. Because the Chairman, Douglas Baldwin, will be retiring on April 29, 2009, efforts in 2008 focused on successor planning rather than assessment.

In 2008, the Board Succession Policy was amended to provide that on the third anniversary of the appointment of a Chair of the Board, the Governance and Nominating Committee will undertake a focused review of the Chair's contributions. See Section 4.4 above. In addition, in March 2009, the Governance and Nominating Committee reviewed the succession plan for Chairman of the Board. See Section 4.1 above.

7. Share Ownership Guidelines and Policies

7.1 Director Share Ownership Policy

The Company adopted a program regarding director ownership of Company shares in 1998, which was subsequently updated in 2004 and in 2008. More information about the Director Share Ownership Policy is provided on page 44.

The Company adopted a Deferred Share Unit Plan for non-employee directors effective January 1, 2001 to support the alignment of director and shareholder interests. More information about the Deferred Share Unit Plan is provided on page 45.

7.2 Executive Share Ownership Guidelines

The Company has adopted Executive Share Ownership Guidelines to better align the interests of executives to those of shareholders. More information on Executive Share Ownership Guidelines is provided on page 26.

8. Terms of Reference and Committee Activities

8.1 Responsibilities of the Board

The Board of Directors of the Company sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company's assets. The Board's stewardship responsibility means that it oversees the conduct of the business and management, which is responsible for developing long-term strategy and conducting the Company's day-to-day business. In addition to strategy discussions at regularly scheduled Board meetings, the Board meets at an extended annual Board session to specifically review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer, sets the attitude and disposition of the Company toward compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

Terms of Reference **Primary Responsibilities**	In fulfilling its primary responsibilities, the Board ensures that the Company has: • established long-term goals and a strategic planning process, identified and has an understanding of the principal risks of the Company's business and implemented appropriate systems to monitor and manage those risks; • established processes to manage and measure management's and, in particular, the Chief Executive Officer's performance in achieving the Company's stated objectives, including appropriate training, monitoring, development and succession planning of management; • established internal controls and management systems to effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies; • implemented processes to properly oversee Company-sponsored pension plans; and • adopted a communications program for effectively communicating with and receiving feedback from shareholders, employees, government authorities, other stakeholders and the public. The Board is also required to: • satisfy itself as to the business and professional integrity of the Chief Executive Officer and other executive officers, as well as the Chief Executive Officer and the executive officers' creation of a culture of integrity through the Company; • develop the Company's approach to corporate governance, the review of which is led by the Governance and Nominating Committee of the Board; and • monitor compliance with the Company's Policy on Business Conduct and Ethics.
Other Expectations	Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, are included in the Terms of Reference for the Board and are also communicated in orientation sessions for new Board members.
Non-Delegable Responsibilities	The Board of Directors may delegate authority over certain matters to a committee of the Board, provided that certain responsibilities of the Board are sufficiently important to warrant the attention of the full Board and, accordingly, are not delegated or are only delegated in a qualified or partial manner, including: • submitting to shareholders any matter requiring their approval; • filling vacancies among the directors or in the office of external auditor or appointing additional directors; • issuing securities, declaring dividends or repurchasing the Company's own shares; • approving management proxy circulars; • approving annual financial statements; • approving the annual statement of reserves data and other oil and gas information and reports thereon; and • adopting, amending or repealing by-laws.

The Board of Directors has developed Terms of Reference for the Board embodying the foregoing which are reproduced in their entirety at the end of this Schedule. To assist Board members in performing their responsibilities, the Company has adopted a policy whereby, with the approval of the Chairman of the Governance and Nominating Committee or the Board, a Board member may engage an outside advisor at the Company's expense.

8.2 Responsibilities of the Audit Committee

Terms of Reference

The primary roles and responsibilities of the Audit Committee include:

- reviewing and recommending to the Board for approval, the Company's annual financial statements and accompanying annual management's discussion and analysis;

- reviewing the Company's interim financial statements and accompanying interim management's discussion and analysis prior to their publication, filing or delivery to shareholders;

- reviewing the annual and all interim earnings press releases prior to their filing or publication;

- recommending to the Board the auditors who will be proposed at the annual shareholders' meeting for appointment as the Company's external auditor for the ensuing year;

- evaluating and ensuring the independence of the Company's auditor;

- reviewing and pre-approving the terms of the annual external audit engagement plan, as well as non-audit services the auditor is to perform;

- reviewing and if determined to be satisfactory, approving the annual financial statements of the Company's pension plans, based on advice from the Pension Management Committee;

- appointing and terminating auditors of the Company's pension plans, based on advice from the Pension Management Committee;

- reviewing results of external audit activities;

- reviewing the Company's ongoing relationship with its auditor;

- maintaining direct access to the Company's internal auditors and external auditor and meeting separately with each group;

- overseeing the internal audit function of the Company and its relationship with the Company's auditors and management;

- reviewing and assessing regularly:

  (a) the quality and acceptability of accounting policies and financial reporting practices used by the Company;

  (b) any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company;

  (c) any new or pending developments in accounting and reporting standards that may affect the Company;

  (d) the key financial estimates and judgments of management that may be material to the financial reporting of the Company;

  (e) policies related to financial disclosure risk assessment and management;

  (f) responses by management to material information requests from government or regulatory authorities which may have an impact on the financial reporting of the Company; and

  (g) the accounting treatment of large transactions through presentations by management and the Company's auditor;

- reviewing and obtaining reasonable assurance that the Company's internal financial control and information systems are properly designed and effectively implemented to produce accurate, appropriate and timely financial information;

- reviewing in advance the appointment of the Chief Financial Officer and the adequacy of accounting and financial resources;

- reviewing insurance coverage of significant business risks;

- receiving a report on the Company's material subsidiaries concerning any material non-routine structures;

- reviewing corporate policies within the scope of its responsibility and monitoring compliance with such policies;

- in respect of matters within the Audit Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements;

- directing and supervising the investigation into any matter brought to the Audit Committee's attention within the scope of its duties; and

- reporting to the Board at each regularly scheduled meeting following any Audit Committee meeting.

The Audit Committee has the authority to engage independent counsel and other advisers having special competencies, as it determines necessary to carry out its duties, and it determines the appropriate amount of funding the Company is to provide for compensation of such advisors.

For additional information on the Audit Committee, please see Schedule C to the Company's Annual Information Form for the year ended December 31, 2008.

Membership	William R.P. Dalton, John D. Watson, Robert G. Welty (Chair), and Charles W. Wilson.
Independence	All members are unrelated, independent directors.
Financial Literacy	The Board has also determined that all members of the Audit Committee are "financially literate" as defined in NI 52-110. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. The Board has also determined that Robert G. Welty is an "audit committee financial expert" as defined by the listing standards of the NYSE and related U.S. securities legislation.

8.2.1 Audit Committee Report

The following report of the Audit Committee of the Company shall not be deemed to be "soliciting material" or to be "filed" with the Canadian securities regulators or the SEC, nor shall this report be incorporated by reference into any filing made by the Company under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended.

The Audit Committee met with management and the independent auditor to review and discuss the December 31, 2008 financial statements. The Audit Committee also discussed with the independent auditor the matters included in the U.S. Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee has also received written disclosures from the independent auditor included in the U.S. Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with the independent auditor that firm's independence.

Based upon the Audit Committee's review and discussions with management and the independent auditor, and the Audit Committee's review of the representations of management and the independent auditor, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with the Canadian securities regulators and the SEC, and include the audited consolidated financial statements in the Company's annual report to shareholders for the year ended December 31, 2008.

The Audit Committee is committed to compliance with all applicable accounting policies, procedures and related controls. In accordance with the requirements of the U.S. Securities Exchange Act of 1934 and NI 52-110, the Audit Committee has adopted procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee

Robert G. Welty, Chair

William R.P. Dalton

John D. Watson

Charles W. Wilson

8.3 Responsibilities of the Executive Committee

Terms of Reference	The Executive Committee is an extension of the full Board and convenes to take action when it is not practicable to call a meeting of the full Board. Consequently, the Executive Committee has no regularly scheduled meetings. The Executive Committee may exercise, subject to applicable laws, all of the powers and discretions of the full Board, provided that the powers of the Executive Committee do not include those listed previously as warranting the attention of the full Board.
Membership	Douglas D. Baldwin (Chair), John A. Manzoni, Stella M. Thompson, and Charles R. Williamson.
Independence	John A. Manzoni is a related, non-independent director. All other members are unrelated, independent directors.

8.4 Responsibilities of the Governance and Nominating Committee

Terms of Reference	The primary roles and responsibilities of the Governance and Nominating Committee include:

- developing a set of corporate governance principles and guidelines applicable to the Company and reviewing and approving the Company's annual disclosure of corporate governance compliance;

- establishing a long-term plan for composition of the Board;

- establishing a process for identifying, recruiting and appointing new directors and recommending nominees for election to the Board;

- reviewing and recommending the education and orientation program for new Board members;

- reviewing periodically the size of the Board to ensure its continued effectiveness;

- assessing the effectiveness of, and ensuring there is a succession plan for, the Chairman of the Board;

- reviewing and determining director compensation to ensure such compensation properly reflects the responsibilities and risks involved in being a director (this includes, but is not limited to reviewing the purpose of, and recommending grants under, the Deferred Share Unit Plan);

- developing written position descriptions for the Chairs of the Committees and the Chairman of the Board;

- reviewing the general responsibilities and function of the Board, its Committees and the roles of the Chairman of the Board and the Chief Executive Officer;

- assessing the needs of the Board in terms of frequency, location and conduct of Board and Committee meetings;

- in respect of matters within the Governance and Nominating Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory compliance;

- considering, and when appropriate, granting waivers from the application of the Policy on Business Conduct and Ethics to executive officers and directors. All material waivers shall be promptly disclosed to shareholders in accordance with securities legislation; and

- considering requests from individual directors or committees to engage outside advisors.

Membership	Douglas D. Baldwin, William R.P. Dalton (Chair), John D. Watson, Robert G. Welty and Charles R. Williamson.
Independence	All members are unrelated, independent directors.

8.5 Responsibilities of the Management Succession and Compensation Committee

Terms of Reference	The primary roles and responsibilities of the Management Succession and Compensation Committee include:

- reviewing succession plans for key management positions within the Company and its subsidiaries;

- reviewing and making recommendations to the Board as to the election or appointment of executive officers of the Company;

- reviewing management development policies and practices and staffing plans in the Company;

- reviewing and recommending to the Board for approval the compensation and benefit policies of the Company and its subsidiaries, the terms and conditions of employee benefit plans, including incentive compensation plans and equity-based compensation plans;

- leading the process for assessing the performance of the Chief Executive Officer;

- developing a written position description for the Company's Chief Executive Officer and reviewing the employment agreements and annual performance contracts of the Chief Executive Officer and executive officers;

- reviewing and approving the compensation levels of executive officers. In considering the Chief Executive Officer's compensation level, the Committee reviews and approves the corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluates the Chief Executive Officer's performance in light of those goals and objectives, and determines and approves the Chief Executive Officer's compensation level based on this evaluation;

- reviewing and approving employee stock option grants in accordance with the terms of the Employee Stock Option Plan;

- reviewing and recommending to the Board for approval, among other things, the compensation and benefit programs of the Company, and the terms and conditions of employee benefit plans for employees of the Company;

- reviewing and approving amendments to the terms and conditions of the registered and non-registered pension plans maintained by the Company, including ad hoc adjustments to pension and to consider any proposals submitted by management for the amendment of these plans;

- reviewing Human Resources strategies and policies;

- producing and reviewing the Company's disclosure of executive compensation; and

- in respect of matters within the Management Succession and Compensation Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.

Membership	Douglas D. Baldwin, Lawrence G. Tapp (Chair), Stella M. Thompson and Charles R. Williamson
Independence	All members are unrelated, independent directors.

8.6 Responsibilities of the Reserves Committee

Terms of Reference	The primary roles and responsibilities of the Reserves Committee include: • reviewing the Company's procedures relating to the disclosure of information with respect to oil and gas activities; • reviewing the Company's procedures for providing information to the qualified reserves evaluator or auditor who reports on reserves data; • meeting with management and the qualified reserves evaluator or auditor to review the reserves data and the report of the qualified reserves evaluator or auditor and to determine whether any restrictions affect the ability of the qualified reserves evaluator or auditor to report on reserves data without reservation; • reviewing and recommending to the Board for approval the content and filing of the Company's annual statement of reserves data and other oil and gas information; • reviewing and recommending to the Board for approval the filing of the annual report on reserves data by the qualified reserves evaluator or auditor; • reviewing and recommending to the Board for approval the content and filing of the Company's annual report of management and directors on oil and gas disclosure; and • in respect of matters within the Reserves Committee's purview and delegation, assisting the Board in its oversight of the Company's compliance with legal and regulatory requirements.
Membership	Douglas D. Baldwin, Kevin S. Dunne, and Charles W. Wilson (Chair).
Independence	All members are unrelated, independent directors.

8.7 Responsibilities of the Health, Safety, Environment and Corporate Responsibility Committee

Terms of Reference	The primary roles and responsibilities of the Health, Safety Environment and Corporate Responsibility Committee include: • reviewing policies, and management systems in the area of health, safety and environment; • reviewing the Company's system of internal controls in the area of health, safety and environment; • receiving a report at each regularly scheduled meeting which allows the Committee to: (a) monitor implementation of systems necessary to ensure compliance with applicable legislation, regulatory requirements, industry standards, and internal policies; (b) monitor performance and effectiveness of systems and programs; and (c) review significant contraventions of regulations or policies, all in the area of health, safety and environment; • reviewing the findings of regulatory agencies and auditors in respect of health, safety, environment and corporate responsibility and management's responses thereto; • reviewing significant health, safety and environmental risks and exposures; • assessing mitigating or remedial action taken to address the identified risks, including the adequacy of environmental insurance; and • annually receiving and reviewing the Company's Corporate Responsibility Report and, if determined to be satisfactory, recommend approval of such report to the Board of Directors.
Membership	Kevin S. Dunne (Chair), John A. Manzoni, Stella M. Thompson and Charles W. Wilson.
Independence	The majority of the members are unrelated independent directors.

8.8 Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors. The Chairman is accountable to the Board and acts as a direct liaison between the Board and management of the Company through the Chief Executive Officer. In addition, the Chairman acts as a communicator for Board decisions where appropriate.

Terms of Reference	Other duties and responsibilities of the Chairman include:

- providing independent advice and counsel to the Chief Executive Officer;

- ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments;

- developing and setting the agendas for meetings of the Board, in concert with the Chief Executive Officer;

- recommending to the Board the appointment of members to the Committees of the Board after consultation with the directors, management and the Governance and Nominating Committee; and

- assessing and making recommendations to the Board annually regarding the effectiveness of the Board as a whole, the committees of the Board and individual directors.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities (see "Performance Assessments" herein). The Chairman's mandate directs him to ensure that the directors hold regular discussions without management present and he presides at such sessions.

8.9 Roles and Responsibilities of the Chief Executive Officer

The Chief Executive Officer is responsible for leading the development and execution of the Company's long-term strategy with a view to creating shareholder value. The Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing the Company's long- and short-term plans. The Chief Executive Officer acts as a direct liaison between the Board and management of the Company and communicates to the Board on behalf of management. The Chief Executive Officer also communicates on behalf of the Company to shareholders, employees, government authorities, other stakeholders and the public.

Terms of Reference	Other duties and responsibilities of the Chief Executive Officer include:

- leading the development of the Company's strategy, and leading and overseeing the implementation of the Company's long- and short-term plans in accordance with its strategy;

- assessing the principal risks of the Company to ensure that these risks are being monitored and managed;

- ensuring effective internal controls and management information systems are in place;

- ensuring that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;

- in concert with the Chairman, developing Board agendas; and

- abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and the Company's standards and policies, including its environmental, safety and health policies.

In addition, the Chief Executive Officer is made directly responsible for achieving the goals of the Company through the annual operating plan process, which sets out specific financial, operational, long-term and short-term strategic and leadership goals. Please see the section headed "Summary of Executive Compensation" for a discussion of how the Chief Executive Officer's compensation is directly linked to achievement of the goals set out in his annual performance contract.

9. Policy on Business Conduct and Ethics

In December 2008, the Company revised its Policy on Business Conduct and Ethics ("PBCE") to better reflect the evolving area of corporate responsibility and to elaborate new investigative procedures associated with the compliance provisions of the PBCE. The Board monitors compliance with the PBCE. Certificates are required at least annually from all worldwide employees, directors and various consultants of the Company which confirm compliance with the PBCE or disclose any deviations therefrom. Disclosures contained in the certificates are compiled and reported to the Board of Directors for consideration. No waivers from this policy were granted for the benefit of the Company's directors or executive officers during the year ended December 31, 2008.

The Company's PBCE is applicable to all directors, officers and employees of the Company, and can be obtained from the Company's website at www.talisman-energy.com or upon request from: Corporate and Investor Communications Department, Talisman Energy Inc., 2000, 888 - 3rd Street SW, Calgary, Alberta, T2P 5C5, or by email at: tlm@talisman-energy.com. The PBCE as it was updated in 2008 has been filed with Canadian securities regulators and can be accessed through www.sedar.com.

10. Shareholder Communications

The Company has adopted a Disclosure Policy which applies to directors, employees and third parties who represent the Company and its subsidiaries. The objectives of the Disclosure Policy are to: (1) ensure that the Company broadly disseminates information in a timely manner in order to keep securityholders and capital markets appropriately informed regarding the Company; (2) prevent the improper use or disclosure of material information and give guidance on dealing with other confidential information pertaining to the Company; (3) raise awareness of disclosure requirements and the Company's approach to disclosure; (4) provide guidance concerning communicating corporate information to investors, industry analysts, members of the media and the investing public; and (5) ensure compliance with all applicable legal and regulatory requirements relating to disclosure.

In addition to the required annual, quarterly and timely reporting of information, the Company regularly makes presentations to industry analysts and investors and regularly holds investor open houses. The Company also meets informally upon request with investors and analysts, but is required to do so in accordance with the requirements of the Disclosure Policy. The Company's Corporate and Investor Communications Department has the specific mandate of responding in a timely manner to all inquiries received from shareholders, analysts and potential investors. Shareholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Shareholders may also obtain corporate information on the Company's external website at www.talisman-energy.com.

Terms of Reference – Board of Directors

Roles and Responsibilities

The principal role of the Board of Directors (the "Board") is stewardship of the Company with the creation of shareholder value, including the protection and enhancement of the value of its assets, as the fundamental objective. The stewardship responsibility means that the Board oversees the conduct of the business and management, which is responsible for the day-to-day conduct of the business. The Board must assess and ensure systems are in place to manage the risks of the Company's business with the objective of preserving the Company's assets. The Board, through the Chief Executive Officer ("CEO"), sets the attitude and disposition of the Company towards compliance with applicable laws, environmental, safety and health policies, financial practices and reporting. In addition to its primary accountability to shareholders, the Board is also accountable to employees, government authorities, other stakeholders and the public.

A. Primary Responsibilities

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

1. the Board must ensure that there are long-term goals and a strategic planning process in place. The CEO, with the approval of the Board, must establish long-term goals for the Company. The CEO formulates the Company's strategy, policies and proposed actions and presents them to the Board for approval. The Board brings objectivity and judgment to this process. The Board ultimately approves, on an annual basis, the strategic plan which takes into account, among other things, the opportunities and risks of the Company's business;

2. the Board must identify and have an understanding of the principal risks associated with the Company's businesses, and must ensure that appropriate systems are in place which effectively monitor and manage those risks;

3. the Board must ensure that processes are in place to enable it to monitor and measure management's, and in particular the CEO's, performance in achieving the Company's stated objectives. These processes should include appropriate training, development and succession planning of management;

4. the Board shall satisfy itself as to the business and professional integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Company;

5. the Board must ensure that the necessary internal controls and management systems are in place that effectively monitor the Company's operations and ensure compliance with applicable laws, regulations and policies;

6. the Board must monitor compliance with the Company's Policy on Business Conduct and Ethics;

7. the Board must ensure that processes are in place to properly oversee Company sponsored pension plans; and

8. the Board must ensure the Company has a communications program in place which effectively communicates with and receives feedback from shareholders. The Board must also ensure that the Company has appropriate processes in place to effectively communicate with employees, government authorities, other stakeholders and the public.

B. Non-Delegable Responsibilities

Pursuant to the *Canada Business Corporations Act* (the "Act"), various matters are considered of such importance so as to warrant the attention of all directors and, accordingly, the Act prescribes that such matters either cannot be delegated or may only be delegated in a qualified or partial manner:

1. the submission of items to shareholders for their approval;

2. the filling of a vacancy among the directors or in the office of auditor;

3. the appointment of additional directors;

4. the issue of securities;

5. the declaration of dividends;

6. the purchase, redemption or other acquisition of the Company's own shares;

7. the payment of certain commissions prescribed by the Act;

8. the approval of a management proxy circular;

9. the approval of annual financial statements;

10. the adoption, amendment or repeal of by-laws; and

11. the review and approval of

    a. the content and filing of the Company's statement of reserves data and other oil and gas information;

    b. the filing of the report on reserves data by the Company's Qualified Reserves Evaluator or Auditor; and

    c. the content and filing of the Company's report of management and directors on oil and gas disclosure.

C. Typical Board Matters

The following is not an exhaustive list but typifies matters generally considered by the Board in fulfilling its responsibility for stewardship of the Company. The Board may determine it appropriate to delegate certain of these matters to committees of the Board:

1. appointment of officers, other than executive officers;

2. considering the appropriate size of the Board, with a view to facilitating effective decision-making;

3. adopting a process to consider and assess the competencies and skills of each Board member and the Board as a whole;

4. determining the remuneration of directors and auditors;

5. reviewing and recommending to shareholders, changes to capital structure;

6. approving the Company's long term strategy and the annual capital expenditure plan of the Company and its subsidiaries and where appropriate any supplementary capital plan;

7. approving banking, borrowing and investment policies;

8. determining dividend policy;

9. developing the Company's approach to corporate governance including, without limitation, developing a set of corporate governance principles and guidelines;

10. approving the holding, location and date of meetings of shareholders;

11. appointing members to committees of the Board of Directors and approving terms of reference for and the matters to be delegated to such committees;

12. granting any waivers from the Company's Policy on Business Conduct and Ethics for the benefit of the Company's directors or executive officers;

13. granting and delegating authority to designated officers and employees including the authority to commit capital, open bank accounts, sign bank requisitions and sign contracts, documents and instruments in writing;

14. determining the number of directors and recommending nominees for election by the shareholders;

15. approving amendments to the Company's Employee Savings Plan, Employee Stock Option Plan, Director Stock Option Plan, employee benefits plans, or such other plans as the Company approves from time to time;

16. approving the funding policy for the Company's defined benefit pension plans, including decisions related to surplus withdrawals and contribution holidays;

17. approving the acquisition or disposition of certain corporate assets; and

18. appointing the Company's transfer agents and registrars.

D. Board Committees

The Board of Directors has the authority to appoint a committee or committees of the Board and may delegate powers to such committees (with the exceptions prescribed by the Act). The matters to be delegated to committees of the Board and the constitution of such committees are assessed annually or more frequently as circumstances require. The following committees are ordinarily constituted:

1. the Governance and Nominating Committee, to deal with governance of the Company and the nomination and assessment of Directors;

2. the Audit Committee, to deal with financial reporting and control systems;

3. the Management Succession and Compensation Committee, to deal with the assessment of management and succession to key positions and compensation within the Company;

4. the Executive Committee, to deal with general corporate matters and matters which are incidental to previous Board authorizations; and

5. the Reserves Committee, to deal with matters relating to the Company's oil and gas reserves and related reporting.

E. Pension Management Committee

The Board of Directors has the authority to establish a Pension Management Committee, comprised of officers of the Company, to deal with employee pension plans and related matters and may delegate powers to such committee (with the exceptions prescribed by the Act). The members of the Pension Management Committee will be appointed by the CEO. The matters to be delegated to the Pension Management Committee and the constitution of such committee are assessed annually or more frequently as circumstances require.

Composition and Procedure

The Board of Directors is elected annually by shareholders and consists of a minimum of four directors and a maximum of 20 directors, as determined from time to time by the directors. The number of directors to be elected at shareholders' meetings is fixed at 11. While the election of directors is ultimately determined by the shareholders, it is the policy of the Board that a majority of the directors as well as the Chairman of the Board be independent (as defined under applicable stock exchange rules and securities laws).

The Chairman of the Board presides as Chair at all meetings of the Board and shareholders of the Company. The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary attends all meetings of the Board and shareholders and records the proceedings thereof. The Corporate Secretary prepares and keeps minutes and records of all meetings of the Board.

Meetings of the Board of Directors, including telephone conference meetings, are to be held at such time and place as the Chairman of the Board, the President and CEO, an Executive Vice-President who is a director, or any two directors may determine. Notice of meetings shall be given to each director not less than 48 hours before the time of the meeting. Meetings of the Board of Directors may be held without formal notice if all of the directors are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting.

Notice of meeting may be delivered personally, given by mail, facsimile or other electronic means of communication.

Any five members of the Board of Directors constitutes a quorum at any meeting.

Each Board member is expected to attend Board meetings and meetings of committees of which he or she is a member and to become familiar with deliberations and decisions as soon as possible after any missed meetings. In that regard, members of the Board are expected to prepare for Board (and committee) meetings by reviewing meeting materials distributed to members of the Board, to the extent feasible, in advance of such meetings. Matters of a confidential or sensitive nature may be discussed at Board (or committee) meetings without advance distribution of meeting materials to members of the Board. It is expected that members of the Board will actively participate in determining and setting the long-term and short-term goals and interests of the Company.

In recognition of its independence, the Board shall regularly hold discussions without management present.

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors is as valid as if it had been passed at a meeting of the directors. A copy of any such resolution in writing is kept with the minutes of the proceedings of the directors.

At meetings of the Board, any matter requiring a resolution of the directors is decided by a majority of the votes cast on the question and, in the case of an equality of votes, the Chair of the meeting is entitled to a second or casting vote.

The Board shall ensure that there is a process in place for annually evaluating the effectiveness of the Board, the committees of the Board and individual directors.

Compensation

No director, unless he or she is an officer of the Company, should receive remuneration from the Company other than compensation received in his or her capacity as a director.

schedule b – by-law no. 1

table of contents

Part 1 – Interpretation _____ **73**

Part 2 – Business of the Corporation _____ **73**

Part 3 – Meetings of Shareholders _____ **74**

Part 4 – Meetings of Directors _____ **75**

Part 5 – Officers _____ **76**

Part 6 – Indemnification _____ **77**

Part 7 – Notices _____ **77**

Part 8 – Effective Date and Repeal _____ **77**

by-law no. 1

A By-law Relating Generally to the transaction of the Business and Affairs of Talisman Energy Inc.

Part 1 – Interpretation

1.1 Definitions

In this by-law, unless the context otherwise requires:

(a) "Act" means the *Canada Business Corporations Act*, Revised Statutes of Canada, 1985, chapter C-44, as amended from time to time and any Act that may be substituted therefor, including the regulations under the Act, as amended from time to time;

(b) "articles" means the articles of the Corporation as from time to time amended or restated;

(c) "board" means the board of directors of the Corporation;

(d) "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(e) "Corporation" means Talisman Energy Inc.; and

(f) "meeting of shareholders" means and includes an annual meeting of shareholders and a special meeting of shareholders.

Except as otherwise noted, terms, words and expressions used herein, unless otherwise defined herein, or the context otherwise requires, shall have the same meaning herein as defined in the Act.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa. Words importing any gender include any other gender. Words importing persons include individuals, partnerships, associations, bodies corporate, trustees, executors, administrators and legal representatives and any number or aggregate of persons.

1.3 Conflict with the Act or the Articles

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act or the articles, the provisions of the Act or the articles shall govern.

1.4 Invalidity of any Provision of this By-Law

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

Part 2 – Business of the Corporation

2.1 Corporate Seal

The Corporation shall have a corporate seal which shall bear the name of the Corporation and shall otherwise be as the board may from time to time determine.

2.2 Financial Year

The financial year of the Corporation shall end on the 31st day of December unless and until changed by the board.

2.3 Execution of Instruments

Documents requiring execution by the Corporation may be signed, either manually or by facsimile or electronic signature by two separate individual persons:

(a) one of which shall be the Chief Executive Officer, the President, ~~a~~an Executive Vice-President, a Senior Vice-President, ~~the Corporate Secretary~~ or a director; and

(b) the other which shall hold any of the positions set forth in paragraph (a) or shall be the Corporate Secretary or an Assistant Corporate Secretary.

All documents so signed shall be binding upon the Corporation without any further authorization or formality. Notwithstanding the foregoing, the board is authorized from time to time by resolution to appoint, either generally or pursuant to a power of attorney, any person or persons on behalf of the Corporation to sign and deliver documents manually or by facsimile or electronic signature all as permitted by the Act and any such documents contemplated by such resolution or power of attorney shall be executed only as contemplated by that resolution. Subject to the Act, wherever a document is required to be created in writing, that requirement is satisfied by the creation of an electronic document with electronic signatures. The term "documents" as used in this by-law shall include contracts, cheques, drafts or orders for the payment of money, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, agreements, written resolutions, proxies, releases, receipts and discharges for the payment of money or other obligations, transfers and assignments of property of all kinds, real or personal, moveable or immovable, including specifically but without limitation, transfers and assignments of shares, stocks, warrants, bonds, debentures or other securities and all other paper writings or electronic writings as permitted by the Act.

2.4 Interest of Directors and Officers Generally in Contracts

No director or officer shall be disqualified by his office from contracting with the Corporation nor shall any contract or transaction entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be rendered invalid nor shall any director or officer so contracting or being so interested be accountable to the Corporation or its shareholders for any profit realized from the contract or transaction because of the director's or officer's interest in the contract or transaction or because the director was present or counted to determine whether a quorum existed at the meeting of directors or committee of directors that considered the contract or transaction, provided that the director or officer shall have complied with the provisions of the Act.

Part 3 – Meetings of Shareholders

3.1 Persons Entitled to be Present

The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat and such others who, although not entitled to vote thereat, are entitled or required to attend under the articles or the Act. Any other person may be permitted to attend a meeting of shareholders by the Chairman of the meeting or with the consent of the meeting.

3.2 Chairman of Meetings of Shareholders

The Chairman of the board, if any, shall preside as Chairman at all meetings of the shareholders of the Corporation. In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the shareholders of the Corporation, the first mentioned of such of the following officers as have been appointed and who is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President. In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer or President are absent, or are unable or refuse to act as Chairman, the persons who are present and entitled to vote at the meeting shall choose another director as Chairman of the meeting and if no director is present or if all of the directors present decline to take the chair then the persons who are present and entitled to vote shall choose one of their number to be Chairman.

3.3 Secretary of Meetings of Shareholders

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of shareholders and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose. The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of shareholders and shall perform such other duties as may be prescribed by the board.

3.4 Meetings by Electronic or Other Means

If the directors of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held in whole or in part by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting or other similar means that permit all participants to communicate adequately with each other during the meeting.

3.5 Participation in Meetings by Electronic Means

Any person entitled to attend a meeting of shareholders shall be entitled to participate in the meeting by means of a telephonic, electronic or other communication facility including, without limitation, teleconferencing, video conferencing, computer link, webcasting and other similar means, if the Corporation has made available such communication facilities and provided that the Chairman of the meeting is satisfied that all participants will be able to communicate adequately with each other during the meeting.

3.6 Quorum

A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if at least two persons are present in person or represented by proxy who are entitled to vote issued shares of the Corporation representing, in the aggregate, not less than twenty-five per cent of the votes entitled to be cast at the meeting.

3.7 Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or the Act, be determined by a majority of the votes cast on the question.

3.8 Voting

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, or if the Corporation has made available such communication facilities, by signifying by telephonic, electronic or other means of communication, or by a combination thereof, except where a ballot thereon is required by the Chairman or demanded by any person entitled to vote at the meeting. Upon a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof, every person who is present and entitled to vote shall have one vote.

3.9 Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by either a show of hands or by signifying by telephonic, electronic or other means of communication or by a combination thereof has been taken thereon, the Chairman may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the Chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present in person, by telephonic, electronic or other means of communication or by a combination thereof, and entitled to vote, shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Part 4 – Meetings of Directors

4.1 Calling and Notice of Meetings

Meetings of the board shall be held at such time and place and on such day as the Chairman of the board, the Chief Executive Officer, the President who is also a director, or an Executive Vice-President who is also a director, or any two directors may determine. Notice of meetings of the board shall be given to each director not less than forty-eight hours before the time when the meeting is to be held, unless otherwise waived in accordance with the Act, and may be delivered personally or may be given by mail, facsimile or other electronic means of communication. Each newly elected board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such board was elected.

4.2 Chairman of Meetings of Directors

The Chairman of the board, if any, shall preside as Chairman at all meetings of the board. In the absence of the Chairman, or in the case of his inability or refusal to act as the Chairman of any meetings of the board, the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting shall act as Chairman of the meeting: the Vice-Chairman, the Chief Executive Officer or the President. In the event that all of the Chairman, Vice-Chairman, Chief Executive Officer and President are absent, or are unable or refuse to act as Chairman, the directors who are present shall choose another director as Chairman of the meeting.

4.3 Secretary of Meetings of Directors

The Corporate Secretary, or in the absence of the Corporate Secretary, an Assistant Corporate Secretary, shall attend any meetings of the board and record the proceedings thereof and all matters transacted and dealt with thereat, and shall prepare and keep minutes of all such meetings and record all votes and the minutes of all proceedings in a book or books to be kept for that purpose, and shall perform like duties for any committee when required. The Corporate Secretary or an Assistant Corporate Secretary shall give or cause to be given notice of all meetings of the board and shall perform such other duties as may be prescribed by the board.

4.4 Meetings by Electronic or Other Means

Subject to the Act, a director may participate in a meeting of directors or of a committee of directors, by means of telephone, electronic or other communications facilities that permit all persons participating in the meeting to adequately communicate with each other during the meeting.

4.5 Quorum

Subject to any requirements under the Act requiring resident Canadian directors to be present at any meeting of the board, five of the directors then in office and in attendance shall constitute a quorum for the transaction of business at any meeting of the board.

4.6 Votes to Govern

All board matters requiring a resolution of the directors shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

Part 5 – Officers

5.1 Appointment, Powers and Duties

The board may appoint such officers as it deems appropriate from time to time. Every officer shall have such powers and duties as the board may prescribe from time to time, as permitted by the Act.

5.2 Remuneration

The remuneration of any officers appointed by the board may be determined from time to time by the board or by any committee of the board established for that purpose. In the absence of any such determination, the remuneration of officers appointed by the board shall be determined from time to time by either of the Chief Executive Officer or the President.

Part 6 – Indemnification

6.1 Indemnity and Insurance

Subject to the limitations contained in the Act, but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation's request as a director or officer of another entity to the fullest extent permitted by the Act or otherwise by law. The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person. Subject to the limitations contained in the Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in this section as the board may from time to time determine.

Part 7 – Notices

7.1 Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person at such record address by any means of prepaid transmitted or recorded communication, or if provided in the form of an electronic document so long as the shareholder, director, officer, auditor or member of a committee of the board (collectively, the "addressee") has consented, pursuant to the Act, to receive the notice in such form.

7.2 Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons shall be sufficient notice to all of them.

7.3 Omissions and Errors in Notices

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

7.4 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

Part 8 – Effective Date and Repeal

8.1 Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

8.2 Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All directors, officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board with continuing effect passed under any repealed by-law shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

TALISMAN

E N E R G Y

2000, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
tlm@talisman-energy.com
www.talisman-energy.com